UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For February 28, 2022

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

INTERIM RESULTS FY22* for the six-month period ended 31 December 2021

Harmony Gold Mining Company Limited
Incorporated in the Republic of South Africa
Registration number: 1950/038232/06
JSE share code: HAR
NYSE share code: HMY
ISIN: ZAE000015228
(Harmony or company)

HIGHLIGHTS for the six-month period ended 31 December 2021 (H1FY22) vs the six-month period ended 31 December 2020 (H1FY21)

RESPONSIBLE STEWARDSHIP	CASH CERTAINTY
• Phase 3 of embedding a proactive safety culture focussing on leadership and behaviour
• Decarbonisation strategy commenced having received Nersa approvals for all 3 renewable energy sites
• Over 90% of our employees have been vaccinated against Covid-19
• Upgraded MSCI score from 'CCC' to 'B' rating
• FTSE4Good constituent
• Included in the Bloomberg Gender Equality Index 2022
• CDP score of ‘A’ for water management
• 11% operating free cash flow margin (50% decrease from 22%)
• Net profit of R1.4bn (US$96m) (69% decrease from R4.6bn (US$284m))
• Net debt to EBITDA remains at 0.1x
• 4% decrease in Rand gold price received to R860 795/kg (US$1 782/oz) from R896 587/kg (US$1 716/oz)
• HEPS of 248 SA cents (17 US cents) (65% decrease from 713 SA cents (44 US cents))

OPERATIONAL EXCELLENCE	EFFECTIVE CAPITAL ALLOCATION
• 4% increase in gold production to 24 226kg (778 879oz) from 23 183kg (745 347oz)
• 17% increase in total surface production to 4 394kg (141 269oz) from 3 741kg (120 276oz)
• 4% increase in total underground production to 17 961kg (577 457oz) from 17 294kg (556 011oz)
• 26% decrease in production profit to R5.0bn (US$336m) from R6.8bn (US$417m)
• 12% increase in AISC to R802 260/kg (US$1 660/oz) from R715 837/kg (US$1 370/oz)

• Deleveraged balance sheet provides optionality for projects and acquisitions
• Strong pipeline of organic projects to drive production profile and margin expansion
• Plans underway to allocate capital to our decarbonisation strategy
• Interim dividend** of 40 SA cents (2.7 US cents)^ per share has been declared in line with our dividend policy

*    These interim results have been reviewed by our external auditors, PricewaterhouseCoopers Incorporated. Refer to page 12 for the review report.
^    Illustrative equivalent based on the closing exchange rate of R15.06/US$1 at 23 February 2022
**    See dividend notice on page 7 for the details

OPERATING RESULTS

		Six months ended 31 December 2021	Six months ended 31 December 2020	% Change	Six months ended 30 June 2021[1]	% change for six months ended June 2021[1] vs December 2021
Gold produced	kg	24 226	23 183	4%	24 572	(1)%
	oz	778 879	745 347	4%	790 005	(1)%
Underground grade	g/t	5.39	5.58	(3)%	5.45	(1)%
Gold price received	R/kg	860 795	896 587	(4)%	806 896	7%
	US$/oz	1 782	1 716	4%	1 727	3%
Cash operating costs	R/kg	667 812	596 047	(12)%	604 879	(10)%
	US$/oz	1 382	1 141	(21)%	1 295	(7)%
Total costs and capital	R/kg	798 171	697 026	(15)%	717 275	(11)%
	US$/oz	1 652	1 334	(24)%	1 535	(8)%
All-in sustaining costs	R/kg	802 260	715 837	(12)%	730 051	(10)%
	US$/oz	1 660	1 370	(21)%	1 562	(6)%
Production profit	R million	5 044	6 780	(26)%	5 179	(3)%
	US$ million	336	417	(20)%	356	(6)%
Average exchange rate	R:US$	15.03	16.25	(8)%	14.53	3%
1    The results for the six months ended 30 June 2021 are not reviewed or audited.
FINANCIAL RESULTS

		Six months ended 31 December 2021	Six months ended 31 December 2020 Restated*	% Change
Basic earnings per share	SA cents	227	763	(70)
	US cents	16	47	(66)
Headline earnings	R million	1 509	4 282	(65)
	US$ million	102	265	(62)
Headline earnings per share	SA cents	248	713	(65)
	US cents	17	44	(61)
*    Refer to note 2 for further information on the restatement of financial statement line items. The restated amounts are reviewed but not audited.

Please refer to our website for the full results presentation: https://www.harmony.co.za/invest/presentations/2022
FORWARD-LOOKING STATEMENTS
This booklet contains forward-looking statements within the meaning of the safe harbour provided by Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this booklet, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in our integrated annual report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere, impact of Covid-19 on our operational and financial estimates and results estimates of future earnings, and the sensitivity of earnings to the prices of gold and other metals prices estimates of future production and sales for gold and other metals, estimates of future cash costs, estimates of future cash flows, and the sensitivity of cash flows to the prices of gold and other metals, estimates of provision for silicosis settlement; estimates of future tax liabilities under the Carbon Tax Act, statements regarding future debt repayments, estimates of future capital expenditures, the success of our business strategy, exploration and development activities and other initiatives; future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; estimates of reserves statements regarding future exploration results and the replacement of reserves, the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operation, fluctuations in the market price of gold, the occurrence of hazards associated with underground and surface gold mining, the occurrence of labour disruptions related to industrial action or health and safety incidents, power cost increases as well as power stoppages, fluctuations and usage constraints, supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital; our ability to hire and retain senior management, sufficiently technically-skilled employees, as well as our ability to achieve sufficient representation of historically disadvantaged persons in management positions, our ability to comply with requirements that we operate in a sustainable manner and provide benefits to affected communities, potential liabilities related to occupational health diseases; changes in government regulation and the political environment, particularly tax and royalties, mining rights, health, safety, environmental regulation and business ownership including any interpretation thereof; court decisions affecting the mining industry, including, without limitation, regarding the interpretation of mining rights, our ability to protect our information technology and communication systems and the personal data we retain, risks related to the failure of internal controls, the outcome of pending or future litigation or regulatory proceedings; fluctuations in exchange rates and currency devaluations and other macroeconomic monetary policies; the adequacy of the Group’s insurance coverage; any further downgrade of South Africa’s credit rating and socio-economic or political instability in South Africa, Papua New Guinea and other countries in which we operate.
The foregoing factors and others described under “Risk Factors” in our Integrated Annual Report (www.har.co.za) and our Form 20F should not be construed as exhaustive. We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as required by law. All subsequent written or oral forward-looking statements attributable to Harmony or any person acting on its behalf are qualified by the cautionary statements herein.

CONTENTS

PAGE
2	Forward-looking statements
3	Shareholder information
4	Message from the chief executive officer
7	Notice of interim cash dividend
8	Operating results – six monthly (Rand/Metric)
10	Operating results – six monthly (US$/Imperial)
12	Review report from external auditor
13	Condensed consolidated income statement (Rand)
14	Condensed consolidated statement of comprehensive income (Rand)
14	Condensed consolidated statement of changes in equity (Rand)
15	Condensed consolidated balance sheet (Rand)
16	Condensed consolidated cash flow statement (Rand)
17	Notes to the condensed consolidated financial statements
33	Segment report (Rand/Metric)
35	Condensed consolidated income statement (US$)
36	Condensed consolidated statement of comprehensive income (US$)
36	Condensed consolidated statement of changes in equity (US$)
37	Condensed consolidated balance sheet (US$)
38	Condensed consolidated cash flow statement (US$)
39	Segment report (US$/Imperial)
41	Development results – Metric and Imperial
43	Competent person's declaration
43	Directorate and administration

SHAREHOLDER INFORMATION

Issued ordinary share capital 31 December 2021	616 525 702
Issued ordinary share capital 30 June 2021	616 052 197
MARKET CAPITALISATION
As at 31 December 2021 (ZARm)	41 061
As at 31 December 2021 (US$m)	2 573
As at 30 June 2021 (ZARm)	32 503
As at 30 June 2021 (US$m)	2 276
HARMONY ORDINARY SHARES AND ADR PRICES
12-month high (1 January 2021 – 31 December 2021) for ordinary shares (ZAR)	78.09
12-month low (1 January 2021 – 31 December 2021) for ordinary shares (ZAR)	43.87
12-month high (1 January 2021 – 31 December 2021) for ADRs (US$)	5.58
12-month low (1 January 2021 – 31 December 2021) for ADRs (US$)	3.01
FREE FLOAT	100%
American Depositary Receipt ("ADR") RATIO	1:1
JSE LIMITED	HAR
Average daily volume for the year (1 January 2021 – 31 December 2021)	2 653 768
Average daily volume for the previous year (1 January 2020 – 31 December 2020)	4 320 919
NEW YORK STOCK EXCHANGE	HMY
Average daily volume for the year (1 January 2021 – 31 December 2021)	5 749 038
Average daily volume for the previous year (1 January 2020 – 31 December 2020)	7 601 064
INVESTORS' CALENDAR
H1FY22 results presentation	28 February 2022

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER
OVERVIEW
“Mining with purpose” describes our way of operating at Harmony. We believe that these words form the foundation upon which our strategic decision-making process is based.
The first six months of this financial year have been characterised by a number of temporary head-winds that negatively impacted our results, testing our resolve but demonstrating our resilience and determination. Our de-risked, quality portfolio has ensured we have maintained our momentum. We remain resolute to execute on our goal of creating shared value for all our stakeholders. An example of this was the successful three-year wage agreement which we signed with all five unions in September 2021.
The wellbeing of our people remains our number one priority as we continue to deliver on our strategic objectives of producing safe, profitable ounces whilst improving our margins through operational excellence and value accretive acquisitions.
Revenue for the period increased by 2% to R21 951 million (US$1 461 million) for H1FY22 compared to R21 588 million (US$1 329 million) in H1FY21. This was as a result of a 6% increase in gold sales to 24 674kg (793 288oz) from 23 309kg (749 400oz).
The company delivered a 4% increase in production year on year to 24 226kg (778 879oz) from 23 183kg (745 347oz) in H1FY21.
Despite the increased production, net profit decreased by 69% to R1 404 million (US$96 million) from R4 600 million (US$284 million) in H1FY21. This was due to: a lower gold price received and the higher all-in sustaining cost (AISC) as a result of safety-related stoppages at some of our South African mines, geotechnical issues and unplanned labour stoppages at some of our larger underground mines in South Africa and at Hidden Valley in Papua New Guinea.
As we aim to deliver positive total shareholder returns alongside our growth and sustainability aspirations, we are delighted to declare a half-year dividend of 40 SA cents (2.7 US cents) per share.
Safety and health
Safety is the cornerstone of our commitment to mining with purpose. More than just a moral imperative, safety underlies all we do as a business. It is our first value and is a leadership priority. Eliminating all work-related safety incidents is the key to the successful delivery of our strategic objectives.
After the December 2021 break, all our foreign employees managed to get back across the South African borders both safely and timeously. Much of the success of this return-to-work process was due to our new integrated and digitised health management system. In addition, over 90% of our employees in South Africa have been vaccinated voluntarily against Covid-19. Our five registered and authorised vaccination facilities remain fully operational and we urge everyone to get vaccinated as we strive to reach our target of getting 100% of our employees vaccinated.
We have implemented and integrated a multitude of systemic components to ensure we have the controls and daily safety data available to prevent accidents before they occur. The most important aspect however, is changing human behaviour and embedding a proactive safety culture aligned to our five values. This humanistic or cultural change is called our Thibakotsi journey. We have built the foundations and empowered our leaders during the first two phases of our safety journey and have progressed to phase three of our four-phase model. This phase entails operation-specific interventions to ensure everyone across all levels truly believes in what we are doing to improve safety by changing the hearts and minds of all our employees. This is a vitally important part of our journey to ensure zero-harm and a safe work environment at all times.
Despite the progress we have made as it relates to safety, accidents remain a constant and real threat. It thus remains a cause of deep sadness and disappointment that we continue to report avoidable work-related injuries and the loss-of-life incidents at our operations. As we continue with the hard work towards making our operations safer, we again pledge our commitment to eliminate all work-related incidents and ensure our people return home safely and with a sense of pride, purpose and belonging.
We pay our respects to the following seven colleagues who lost their lives in mine-related incidents in H1FY22 and express our sadness at their passing:
Thembile Simon Mabala, rock drill operator from Tshepong South; Pule Jan Mokhatsi, stope team member from Moab Khotsong; Richard Mohapi, rock drill operator from Mponeng; Thobela Gwangxu, winch operator from Kusasalethu; Mbongeni Zulu, stope team member from Kusasalethu; Sicelo Tshovana, artisan from Doornkop and Andile Michael Mafilika, stope team leader from Kusasalethu.
As a group, our lost time injury frequency rate (LTIFR) is at 5.74 for H1FY22 compared to 6.18 per million hours worked at the end of FY21.
Our loss of life injury frequency rate (FIFR) increased to 0.14 in H1FY22 compared to 0.11 per million hours worked at the end of FY21.
Our total injury accident frequency rate is at 6.99 in H1FY22 compared to 7.45 at the end of FY21 and there has been an improvement as this rate has steadily declined over the past decade.
Hidden Valley’s LTIFR and FIFR remains at zero for the reportable period.
Some of the notable safety milestones achieved in H1FY22 included:
•the South African underground mines achieved 1 million loss-of-life free shifts on two separate occasions during the second quarter of FY22
•the South African mines achieved 19 million rail bound equipment loss of life free shifts, while Tshepong South and Kusasalethu recorded 5 million and 2 million rail bound equipment loss of life free shifts respectively
•Hidden Valley achieved zero lost time injuries and the 12-month moving average LTIFR remains at zero
Environmental, Social and Governance (ESG)
Harmony has demonstrated over the past 71 years that responsible stewardship, as our first strategic pillar, is integrated in our strategy and ESG is embedded across all we do. Our commitment to true sustainability is evident in the pro-active steps we take to make positive contributions across all spheres of society.
We are proud of the external recognition we continue to receive. Harmony has again been included in the FTSE4Good index. The company also achieved a score of ‘A’ from the CDP for our best practice water management strategy. Further to this, we have also been included in the Bloomberg Gender-Equality Index for the 2022 review period. This is Harmony’s fourth consecutive inclusion in this index, testament to the fact that we foster gender-diversity and inclusivity, and treat all our employees fairly without bias or prejudice of any kind.
It is evident from these external recognitions and continual improvements in our ratings that we are committed to a greener and more equitable future, creating and sharing value for all our stakeholders.
More information is available in our ESG and TCFD reports on our website.
Renewable energy projects
To demonstrate our commitment towards good ESG practices and achieving a low-carbon future, we will be accelerating the expansion and roll-out of numerous renewable energy projects.
The first phase of our renewable energy journey consists of a 30MW solar energy plant in the Free State. Commercial close for the Power Purchase Agreement (PPA) is imminent. In phase 2, we will be building an additional 137MW of renewable energy at our various longer-life mines while phase 3 is in planning stage and progressing as anticipated. We expect phase 2 of our renewable energy project to deliver over R500 million per annum in electricity cost savings once it reaches full production in FY25.
We have also implemented more than 200 energy-saving initiatives which have yielded a cumulative saving of approximately R1 billion since 2016. These initiatives have resulted in a 1.3 terawatt-hour energy reduction alongside a reduction of 1.2 million tonnes of CO2 equivalent emissions.
As part of our journey towards achieving our ambition of net zero by 2045, we have set ourselves three interim CO2 reduction targets of 20% by 2026, 40% by 2031 and 60% by 2036.
As we strive to achieve our goal of carbon-neutrality, we will continue with our cost savings initiatives while assessing and monitoring our progress against our set emissions targets. All else being equal, Harmony hopes to achieve net zero emissions by 2045.
Furthermore, we are also pleased to report a reduction in our water, energy and emission intensities as a result of our sizeable surface source business.
As we continue on our growth path, it is important to deliver on a clear strategy to reduce both our carbon footprint and the impact we have on the environment. We are in the process of finalising our group environmental targets. These targets will be available on our website once they have been approved by the board.
Operational and financial results for the six-month period ended 31 December 2021 (compared to the six-month period ended 31 December 2020)
The contribution from our longer-life, high-grade underground assets along with that from our high margin, low-cost South African surface business is delivering the outcome we intended. The decision to acquire Moab Khotsong in 2018 and then Mponeng and related assets in October 2020, was precisely because we understood that we had to replace some mined out ounces whilst also recapitalising some of our assets to regain optimal performance. These projects will take time and thus the free cash generated from our new assets has ensured we can fund both our organic and growth projects simultaneously. Our robust and flexible balance sheet will allow us to continue to de-risk and further transform our portfolio in the coming years.
The 4% higher comparable gold production was mainly due to the 4% increase in production from the South African underground operations to 17 961kg (577 457oz) from 17 294kg (556 011oz) and the 17% increase in production from the surface business to 4 394kg (141 269oz) from 3 741kg (120 276oz) in the previous reporting period.
South African underground operations
The increase in underground production was predominantly a result of the inclusion of six-months' production from Mponeng compared to only three-months' production in the comparable period. This resulted in the 72% increase in production from Mponeng to 3 217kg (103 428oz) from 1 874kg (60 250oz).
The overall average underground recovered grade decreased by 3% to 5.39g/t from 5.58g/t year on year predominantly as a result of the reduction in grades at Moab Khotsong and Mponeng and the lower recoveries at Harmony One plant. Encouragingly, we saw a 5% increase in underground recovered grade quarter on quarter and are confident of meeting our grade guidance.
We continue to invest in our longer-life underground assets such as Moab Khotsong, Mponeng, Joel and Tshepong, whilst recapitalising other operations such as Doornkop and Target 1. Our shorter-life mines, namely Kusasalethu, Masimong and Bambanani will continue to be harvested as long as the production delivers on our strategic objectives.
Bambanani reaches end-of-life
Bambanani has been one of Harmony’s most successful and profitable mines. As the mine reaches the end of its economic life, we have taken the decision to close this mine on the basis that it is no longer possible to operate the mine in accordance with Harmony's strict safety protocols beyond the end of this financial year.
Production was negatively impacted, decreasing 20% year on year as a result of increased seismicity. As such, the mine will officially be placed on care and maintenance from 1 July 2022. The highly skilled crews will be redeployed within the group.
Bambanani has made a huge contribution to the overall success of Harmony and it is with a heavy heart that we have to finally close this operation. This mine has been another example of ESG in practice where we extended the life of mine by over 12 years, creating value for our communities, local business, government, employees and shareholders.
Due to the earlier than planned closure of Bambanani, an impairment loss of goodwill and assets of R144 million (US$9 million) has been recognised for H1FY22. Refer to note 9 of the financial statements for further detail.
South African underground AISC for H1FY22 was R812 035/kg (US$1 681/oz) compared to R736 634/kg (US$1 410/oz) in the previous six-month reporting period.
South African surface operations
Production from our surface sources increased by 17% to 4 394kg (141 269oz) in H1FY22 from 3 741kg (120 276oz) in H1FY21 due to the contribution of Mine Waste Solutions and the waste rock dumps. Mine Waste Solutions also contributed a full six months’ production for this period compared to only three months in the previous period. This resulted in the 96% increase in production.
Our surface source business plays a vital role in de-risking the portfolio while at the same time delivering increased margins over life-of-mine.
South African surface operations AISC for H1FY22 increased by 2% to R639 027/kg (US$1 323/oz) compared to R624 799/kg (US$1 196/oz) in the previous reporting period.
Papua New Guinea
Hidden Valley
Gold production in H1FY22 at Hidden Valley was down 13% to 1 871kg (60 153oz) against the comparable period of 2 148kg (69 060oz) as a result geotechnical issues which prevented the effective mining of stage 6 of the open pit. This resulted in lower-grade stockpiles being processed with an 18% decline in grade to 0.98g/t from 1.20g/t. A labour stoppage, Covid-19 related restrictions and rostering also had an impact on the workforce in Papua New Guinea, further impacting production. A revised pit design and pit access have been developed to more effectively mine stage 6 in the second half of the financial year.
On 5 January 2022, 6 kilometres of overland conveyor belt was damaged, which will have a significant impact on annual production at Hidden Valley. The belt replacement has now been completed and recommissioning work on the overland conveyor and plant is underway. Waste and ore mining at the mine continues and trucks are being used to transport ore to the plant until the belt repairs are completed. During this period, major scheduled and unscheduled maintenance work has been carried out on the processing plant.
Costs relating to stripping activities for the period amounted to R835 million (US$56 million) and were predominantly driven by the Hidden Valley Stage 7 cutback. Primary stripping activities commenced in July 2020 and the main ore body was reached in November 2021.
With the easing of international travel restrictions and remedial measures implemented, we believe that the short-term setbacks at Hidden Valley have been addressed, with the mine expected to return to profitability in quarter four of financial year 2022. We reaffirm our commitment to the extension of Hidden Valley and are confident the asset will deliver the expected returns over life-of-mine.
Due to lower production in H1FY22, AISC was R1 093 841/kg (US$2 269/oz), a 55% increase from R705 748/kg (US$1 361/oz) in the comparable six-month reporting period.
Wafi-Golpu Project
We are pleased that discussions between the State Negotiating Team and the Wafi-Golpu Joint Venture

have recommenced. Updates will be given as and when further information is available.
Overall cost management
Cash operating costs increased by 17% to R16 178 million (US$1 077 million) from R13 818 million (US$851 million). Most of this cost increase was due to the inclusion of six months of costs associated with Mponeng and related assets compared to the three months' inclusion in the H1FY21 reporting period. The escalation in electricity tariffs, labour costs and the stripping activities at Hidden Valley were the other main contributors towards this increase.
Group AISC was 12% higher for H1FY22 at R802 260/kg (US$1 660/oz) compared to H1FY21 of R715 837/kg (US$1 370/oz). This was mainly as a result of lower than expected gold production at Hidden Valley.
Group capital expenditure for H1FY22 increased by 35% to R3 158 million (US$210 million) from R2 341 million (US$144 million) in H1FY21 due to the key capital projects mentioned at the FY21 results last year. Capital expenditure of our South African operations was however underspent by 30% or R970 million (US$61 million) against our plans due to the delay in permitting for Kareerand.
Foreign exchange translation impact on net debt
A foreign exchange translation loss of R298 million (US$20 million), compared to a R652 million gain (US$40 million) in H1FY21, is predominantly caused by unfavourable translations on US dollar loan balances, due to the Rand weakening against the US dollar to R15.99/US$1 (30 June 2021: R14.27/US$1).
Despite this, net debt remained relatively stable with only a marginal increase of R70 million, which is still considered very low.
Taxation
The taxation expense for the group decreased to R234 million (US$15 million) for H1FY22 from a restated R1 054 million (US$65 million) in H1FY21. Refer to note 7 in the financial statements for details.
Derivatives and hedging
The derivative programme stands at a net positive value of R556 million (US$35 million) as at 31 December 2021, mainly due to hedge agreements locked in at favourable prices during the 30 June 2021 financial year.
The current period records a net loss on derivatives of R35 million (US$2 million) compared to a net gain of R902 million (US$56 million) in H1FY21 as a consequence of the Rand weakening against the US dollar during H1FY22.
Revenue includes a hedging gain of R143 million (US$10 million) in H1FY22 and a loss of R1 771 million (US$109 million) in H1FY21 relating to the realised effective portion of hedge-accounted gold derivatives.
Refer to notes 4 and 10 in the financial statements for details on the derivative programme.
Earnings and headline earnings per share
Basic earnings decreased by 70% to 227 SA cents (16 US cents) per share compared to a restated 763 SA cents (47 US cents) per share.
Headline earnings decreased by 65% to 248 SA cents (17 US cents) per share compared to a restated 713 SA cents (44 US cents) per share for H1FY21.
FY22 GROUP PRODUCTION AND COST GUIDANCE
Gold production for the second half of the financial year for the South African operations is expected to improve relative to the first half production as many of the production challenges have already been resolved.
FY22 production guidance for the South African operations has been revised down from a range of 1 394 000 to 1 469 000oz (as previously guided) to a range of 1 366 000 to 1 439 000oz. FY22 AISC guidance for the South African operations remains unchanged at R765 000/kg to R800 000/kg.
Due to the aforementioned overland conveyor belt damage and lower than planned H1FY22 production, Hidden Valley’s FY22 production guidance has been revised downwards from a range of 153 000 to 161 000oz (as previously guided) to a range of 115 000 to 117 000oz as announced on 26 January 2022.
As announced on 26 January 2022, the amended guidance from Hidden Valley will result in a 4% adjustment to total production from a range of 1 540 000 to 1 630 000oz as guided at the beginning of FY22 to a range of 1 480 000 to 1 560 000oz.
The overall AISC has consequently been revised from R765 000/kg to R800 000/kg as previously guided to R805 000/kg to R835 000/kg for FY22.
Underground grade guidance remains unchanged at 5.40 to 5.57g/t.
LOOKING AHEAD
While the finite resources we mine can create infinite opportunities for those who benefit from our mining, the same relationship holds true for the capital we allocate. With limitless opportunities to deploy capital across the globe, we carefully determine which projects will deliver optimal shareholder returns on the basis of where we operate, how we manage risk and what skills we can leverage. Our strategy encompasses all five of our values to ensure we create value for all our stakeholders thus giving purpose to each and every person who works at Harmony. At Harmony, we mine with purpose.
Peter Steenkamp
Chief Executive Officer

NOTICE OF INTERIM GROSS CASH ORDINARY DIVIDEND NO 91

Our dividend declaration for the six months ended 31 December 2021 is as follows:
Declaration of interim gross cash ordinary dividend no. 91
The Board has approved, and notice is hereby given, that an interim gross cash dividend of 40 SA cents (2.7 US cents*) per ordinary share in respect of the six months ended 31 December 2021, has been declared payable to the registered shareholders of Harmony on Monday, 11 April 2022.
In accordance with paragraphs 11.17(a)(i) to (x) and 11.17(c) of the JSE Listings Requirements the following additional information is disclosed:
•The dividend has been declared out of income reserves;
•The local Dividend Withholding Tax rate is 20% (twenty percent);
•The gross local dividend amount is 40.00000 SA cents (US2.65604 cents*) per ordinary share for shareholders exempt from the Dividend Withholding Tax;
•The net local dividend amount is 32.00000 SA cents per ordinary share for shareholders liable to pay the Dividend Withholding Tax;
•Harmony currently has 616 525 702 ordinary shares in issue (which includes 47 381 treasury shares); and
•Harmony’s income tax reference number is 9240/012/60/0.
A dividend No. 91 of 40.00000 SA cents (US2.65604  cents*) per ordinary share, being the dividend for the six months ended 31 December 2021, has been declared payable on Monday, 11 April 2022 to those shareholders recorded in the books of the company at the close of business on Friday, 8 April 2022. The dividend is declared in the currency of the Republic of South Africa. Any change in address or dividend instruction to apply to this dividend must be received by the company’s transfer secretaries or registrar not later than Friday, 1 April 2022.
Dividends received by non-resident shareholders will be exempt from income tax in terms of section 10(1)(k)(i) of the Income Tax Act. The dividends withholding tax rate is 20%, accordingly, any dividend will be subject to dividend withholding tax levied at a rate of 20%, unless the rate is reduced in terms of any applicable agreement for the avoidance of double taxation (“DTA”) between South Africa and the country of residence of the shareholder.
Should dividend withholding tax be withheld at a rate of 20%, the net dividend amount due to non-resident shareholders is 32.00000 SA cents per share. A reduced dividend withholding rate in terms of the applicable DTA may only be relied on if the non-resident shareholder has provided the following forms to their CSDP or broker, as the case may be in respect of uncertificated shares or the company, in respect of certificated shares:
a.a declaration that the dividend is subject to a reduced rate as a result of the application of a DTA; and
b.a written undertaking to inform the CSDP or broker, as the case may be, should the circumstances affecting the reduced rate change or the beneficial owner cease to be the beneficial owner,

both in the form prescribed by the Commissioner for the South African Revenue Service. Non-resident shareholders are advised to contact their CSDP or broker, as the case may be, to arrange for the abovementioned documents to be submitted prior to the payment of the distribution if such documents have not already been submitted.
In compliance with the requirements of Strate Proprietary Limited (Strate) and the JSE Listings Requirements, the salient dates for payment of the dividend are as follows:

Last date to trade ordinary shares cum-dividend is	Tuesday, 5 April 2022
Ordinary shares trade ex-dividend	Wednesday, 6 April 2022
Record date	Friday, 8 April 2022
Payment date	Monday, 11 April 2022
No dematerialisation or rematerialisation of share certificates may occur between Wednesday, 6 April 2022 and Friday, 8 April 2022, both dates inclusive, nor may any transfers between registers take place during this period.
On payment date, dividends due to holders of certificated securities on the SA share register will either be electronically transferred to such shareholders' bank accounts or, in the absence of suitable mandates, dividends will be held in escrow by Harmony until suitable mandates are received to electronically transfer dividends to such shareholders.
Dividends in respect of dematerialised shareholdings will be credited to such shareholders' accounts with the relevant Central Securities Depository Participant (CSDP) or broker.
The holders of American Depositary Receipts (ADRs) should confirm dividend details with the depository bank. Assuming an exchange rate of R15.06/US$1* the dividend payable on an ADR is equivalent to US2.65604 cents for ADR holders before dividend tax. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.
*Based on an exchange rate of R15.06/US$1 at 23 February 2022. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

OPERATING RESULTS – SIX MONTHLY (RAND/METRIC)

		Six months ended	SOUTH AFRICA
UNDERGROUND PRODUCTION
			Tshepong Operations	Moab Khotsong	Mponeng	Bambanani	Joel	Doornkop	Target 1	Kusasalethu	Masimong	Unisel*	TOTAL UNDER- GROUND
Ore milled	- t'000	Dec-21	835	489	429	100	223	447	244	313	252	—	3 332
		Dec-20	733	440	228	117	169	445	280	375	258	57	3 102
Yield	- g/tonne	Dec-21	4.420	6.940	7.500	8.360	3.260	4.110	4.290	7.310	3.670	—	5.390
		Dec-20	4.710	8.470	8.220	8.970	4.050	4.360	3.650	6.150	3.850	4.330	5.580
Gold produced	- kg	Dec-21	3 689	3 396	3 217	836	728	1 836	1 046	2 287	926	—	17 961
		Dec-20	3 453	3 725	1 874	1 050	685	1 940	1 021	2 305	994	247	17 294
Gold sold	- kg	Dec-21	3 736	3 483	3 271	847	737	1 920	1 046	2 384	938	—	18 362
		Dec-20	3 461	3 781	1 844	1 050	686	1 952	1 040	2 358	997	242	17 411
Gold price received	- R/kg	Dec-21	868 184	867 889	905 365	861 896	866 182	857 205	878 824	863 435	869 497	—	873 290
		Dec-20	895 441	900 063	946 900	901 210	899 453	899 556	908 572	892 801	840 110	925 979	900 545
Gold revenue¹	(R'000)	Dec-21	3 243 537	3 022 856	2 961 450	730 026	638 376	1 645 833	919 250	2 058 429	815 588	—	16 035 345
		Dec-20	3 099 123	3 403 140	1 746 084	946 270	617 025	1 755 933	944 915	2 105 225	837 590	224 087	15 679 392
Cash operating cost (net of by-product credits)	(R'000)	Dec-21	2 565 003	2 057 663	2 268 906	612 325	648 649	1 231 432	887 962	1 566 284	749 031	—	12 587 255
		Dec-20	2 494 857	1 966 107	981 069	593 921	572 059	1 093 137	840 041	1 553 978	717 265	178 154	10 990 588
Inventory movement	(R'000)	Dec-21	34 278	35 764	68 987	11 424	6 737	48 757	3 055	47 610	7 270	—	263 882
		Dec-20	535	62 139	111 367	(197)	(178)	5 208	10 087	47 160	(2 091)	3 679	237 709
Operating costs	(R'000)	Dec-21	2 599 281	2 093 427	2 337 893	623 749	655 386	1 280 189	891 017	1 613 894	756 301	—	12 851 137
		Dec-20	2 495 392	2 028 246	1 092 436	593 724	571 881	1 098 345	850 128	1 601 138	715 174	181 833	11 228 297
Production profit	(R'000)	Dec-21	644 256	929 429	623 557	106 277	(17 010)	365 644	28 233	444 535	59 287	—	3 184 208
		Dec-20	603 731	1 374 894	653 648	352 546	45 144	657 588	94 787	504 087	122 416	42 254	4 451 095
Capital expenditure	(R'000)	Dec-21	730 028	378 160	300 144	25 444	92 028	212 033	189 048	103 155	23 247	—	2 053 287
		Dec-20	463 848	294 292	218 016	33 187	87 538	225 131	182 818	90 723	11 182	—	1 606 735
Cash operating costs	- R/kg	Dec-21	695 311	605 908	705 286	732 446	891 001	670 715	848 912	684 864	808 889	—	700 810
		Dec-20	722 519	527 814	523 516	565 639	835 123	563 473	822 763	674 177	721 595	721 271	635 515
Cash operating costs	- R/tonne	Dec-21	3 072	4 208	5 289	6 123	2 909	2 755	3 639	5 004	2 972	—	3 778
		Dec-20	3 404	4 468	4 303	5 076	3 385	2 456	3 000	4 144	2 780	3 126	3 543
Cash operating cost and Capital	- R/kg	Dec-21	893 204	717 262	798 586	762 882	1 017 413	786 201	1 029 646	729 969	833 994	—	815 130
		Dec-20	856 851	606 819	639 853	597 246	962 915	679 520	1 001 821	713 536	732 844	721 271	728 422
All-in sustaining cost	- R/kg	Dec-21	874 161	692 603	826 269	785 347	1 025 616	757 504	1 023 672	739 791	873 937	—	812 035
		Dec-20	856 918	607 898	724 776	611 982	974 546	635 501	971 069	730 735	753 167	782 126	736 634
Operating free cash flow margin²	%	Dec-21	(2)%	19%	13%	13%	(16)%	12%	(17)%	19%	5%	—%	9%
		Dec-20	5%	34%	31%	34%	(7)%	25%	(8)%	22%	13%	20%	20%
*    The Unisel operation closed in October 2020

		Six months ended	SOUTH AFRICA							Hidden Valley	TOTAL HARMONY
				SURFACE PRODUCTION					TOTAL SOUTH AFRICA
			Mine Waste Solutions	Phoenix	Central plant reclamation	Dumps	Kalgold	TOTAL SURFACE
Ore milled	- t'000	Dec-21	11 996	3 113	2 038	4 505	740	22 392	25 724	1 914	27 638
		Dec-20	5 904	3 091	1 970	4 249	758	15 972	19 074	1 789	20 863
Yield	- g/tonne	Dec-21	0.133	0.122	0.135	0.340	0.840	0.200	0.870	0.980	0.880
		Dec-20	0.138	0.132	0.144	0.392	0.755	0.230	1.100	1.200	1.110
Gold produced	- kg	Dec-21	1 591	379	275	1 531	618	4 394	22 355	1 871	24 226
		Dec-20	812	408	284	1 665	572	3 741	21 035	2 148	23 183
Gold sold	- kg	Dec-21	1 583	376	270	1 568	625	4 422	22 784	1 890	24 674
		Dec-20	783	413	286	1 634	575	3 691	21 102	2 207	23 309
Gold price received	- R/kg	Dec-21	738 023	866 500	870 096	877 594	865 003	824 449	863 811	824 444	860 795
		Dec-20	778 243	827 370	899 189	911 155	909 548	872 407	895 623	905 797	896 587
Gold revenue¹	(R'000)	Dec-21	1 439 389	325 804	234 926	1 376 068	540 627	3 916 814	19 952 159	1 558 199	21 510 358
		Dec-20	728 168	341 704	257 168	1 488 827	522 990	3 338 857	19 018 249	1 999 093	21 017 342
Cash operating cost (net of by-product credits)	(R'000)	Dec-21	812 838	218 785	144 091	1 001 417	468 379	2 645 510	15 232 765	945 646	16 178 411
		Dec-20	379 369	198 590	140 120	894 883	394 666	2 007 628	12 998 216	819 943	13 818 159
Inventory movement	(R'000)	Dec-21	(6 107)	(2 936)	(2 426)	17 422	518	6 471	270 353	18 200	288 553
		Dec-20	95 812	1 855	(62)	33 269	899	131 773	369 482	50 232	419 714
Operating costs	(R'000)	Dec-21	806 731	215 849	141 665	1 018 839	468 897	2 651 981	15 503 118	963 846	16 466 964
		Dec-20	475 181	200 445	140 058	928 152	395 565	2 139 401	13 367 698	870 175	14 237 873
Production profit	(R'000)	Dec-21	632 658	109 955	93 261	357 229	71 730	1 264 833	4 449 041	594 353	5 043 394
		Dec-20	252 987	141 259	117 110	560 675	127 425	1 199 456	5 650 551	1 128 918	6 779 469
Capital expenditure	(R'000)	Dec-21	65 599	1 099	6 113	13 450	71 192	157 453	2 210 740	947 332	3 158 072
		Dec-20	33 791	1 163	6 380	24 205	83 976	149 515	1 756 250	584 751	2 341 001
Cash operating costs	- R/kg	Dec-21	510 898	577 269	523 967	654 093	757 895	602 073	681 403	505 423	667 812
		Dec-20	467 203	486 740	493 380	537 467	689 976	536 655	617 933	381 724	596 047
Cash operating costs	- R/tonne	Dec-21	68	70	71	222	633	118	592	494	585
		Dec-20	64	64	71	211	521	126	681	458	662
Cash operating cost and Capital	- R/kg	Dec-21	552 129	580 169	546 196	662 879	873 092	637 907	780 295	1 011 747	798 171
		Dec-20	508 818	489 591	515 845	552 005	836 787	576 622	701 425	653 954	697 026
All-in sustaining cost	- R/kg	Dec-21	553 356	578 084	551 362	657 734	883 614	639 027	778 066	1 093 841	802 260
		Dec-20	659 840	489 149	512 021	582 838	849 856	624 799	716 892	705 748	715 837
Operating free cash flow margin²	%	Dec-21	25%	33%	36%	26%	—%	23%	11%	2%	11%
		Dec-20	32%	42%	43%	38%	7%	33%	22%	28%	22%

¹Includes a non-cash consideration to Franco-Nevada (Dec-21:R271.099m, Dec-20:R118.804m) under Mine Waste Solutions, excluded from the gold price calculation.
²Excludes run of mine costs for Kalgold (Dec-21:-R1.165m, Dec-20:-R5.862m) and Hidden Valley (Dec-21:R369.980m, Dec-20:-R31.984m).

OPERATING RESULTS – SIX MONTHLY (US$/IMPERIAL)

		Six months ended	SOUTH AFRICA
UNDERGROUND PRODUCTION
			Tshepong Operations	Moab Khotsong	Mponeng	Bambanani	Joel	Doornkop	Target 1	Kusasalethu	Masimong	Unisel*	TOTAL UNDER- GROUND
Ore milled	- t'000	Dec-21	921	540	473	110	246	492	269	345	278	—	3 674
		Dec-20	808	485	251	129	187	491	308	413	285	63	3 420
Yield	- oz/ton	Dec-21	0.129	0.202	0.219	0.244	0.095	0.120	0.125	0.213	0.107	—	0.157
		Dec-20	0.137	0.247	0.240	0.262	0.118	0.127	0.107	0.179	0.112	0.126	0.163
Gold produced	- oz	Dec-21	118 604	109 184	103 428	26 878	23 405	59 028	33 630	73 529	29 771	—	577 457
		Dec-20	111 016	119 761	60 250	33 758	22 023	62 372	32 825	74 107	31 958	7 941	556 011
Gold sold	- oz	Dec-21	120 115	111 981	105 165	27 232	23 695	61 729	33 630	76 648	30 157	—	590 352
		Dec-20	111 274	121 562	59 286	33 758	22 055	62 758	33 437	75 811	32 054	7 780	559 775
Gold price received	- $/oz	Dec-21	1 797	1 796	1 874	1 784	1 793	1 774	1 819	1 787	1 800	—	1 807
		Dec-20	1 714	1 723	1 813	1 725	1 722	1 722	1 739	1 709	1 608	1 773	1 724
Gold revenue¹	($'000)	Dec-21	215 826	201 142	197 056	48 576	42 478	109 514	61 167	136 969	54 270	—	1 066 998
		Dec-20	190 752	209 464	107 472	58 243	37 978	108 078	58 160	129 577	51 554	13 793	965 071
Cash operating cost (net of by-product credits)	($'000)	Dec-21	170 677	136 918	150 974	40 745	43 162	81 940	59 085	104 221	49 841	—	837 563
		Dec-20	153 559	121 014	60 385	36 556	35 210	67 283	51 705	95 648	44 148	10 965	676 473
Inventory movement	($'000)	Dec-21	2 281	2 380	4 590	760	448	3 244	203	3 168	484	—	17 558
		Dec-20	33	3 825	6 855	(12)	(11)	321	621	2 903	(129)	226	14 632
Operating costs	($'000)	Dec-21	172 958	139 298	155 564	41 505	43 610	85 184	59 288	107 389	50 325	—	855 121
		Dec-20	153 592	124 839	67 240	36 544	35 199	67 604	52 326	98 551	44 019	11 191	691 105
Production profit	($'000)	Dec-21	42 868	61 844	41 492	7 071	(1 132)	24 330	1 879	29 580	3 945	—	211 877
		Dec-20	37 160	84 625	40 232	21 699	2 779	40 474	5 834	31 026	7 535	2 602	273 966
Capital expenditure	($'000)	Dec-21	48 577	25 163	19 972	1 692	6 123	14 110	12 579	6 863	1 546	—	136 625
		Dec-20	28 551	18 114	13 418	2 043	5 388	13 856	11 252	5 584	688	—	98 894
Cash operating costs	- $/oz	Dec-21	1 439	1 254	1 460	1 516	1 844	1 388	1 757	1 417	1 674	—	1 450
		Dec-20	1 383	1 010	1 002	1 083	1 599	1 079	1 575	1 291	1 381	1 381	1 217
Cash operating costs	- $/t	Dec-21	185	254	319	370	175	167	220	302	179	—	228
		Dec-20	190	250	241	283	188	137	168	232	155	174	198
Cash operating cost and Capital	- $/oz	Dec-21	1 849	1 484	1 653	1 579	2 106	1 627	2 131	1 511	1 726	—	1 687
		Dec-20	1 640	1 162	1 225	1 143	1 843	1 301	1 918	1 366	1 403	1 381	1 395
All-in sustaining cost	- $/oz	Dec-21	1 809	1 433	1 710	1 625	2 123	1 568	2 119	1 531	1 809	—	1 681
		Dec-20	1 641	1 164	1 388	1 172	1 866	1 217	1 859	1 399	1 442	1 497	1 410
Operating free cash flow margin²	%	Dec-21	(2)%	19%	13%	13%	(16)%	12%	(17)%	19%	5%	—%	9%
		Dec-20	5%	34%	31%	34%	(7)%	25%	(8)%	22%	13%	20%	20%
*    The Unisel operation closed in October 2020

OPERATING RESULTS – SIX MONTHLY (US$/IMPERIAL)

		Six months ended		SOUTH AFRICA						Hidden Valley	TOTAL HARMONY
				SURFACE PRODUCTION					TOTAL SOUTH AFRICA
			Mine Waste Solutions	Phoenix	Central plant reclamation	Dumps	Kalgold	TOTAL SURFACE
Ore milled	- t'000	Dec-21	13 228	3 432	2 247	4 968	816	24 691	28 365	2 111	30 476
		Dec-20	6 510	3 409	2 173	4 686	836	17 614	21 034	1 973	23 007
Yield	- oz/ton	Dec-21	0.004	0.004	0.004	0.010	0.024	0.006	0.025	0.028	0.026
		Dec-20	0.004	0.004	0.004	0.011	0.022	0.007	0.032	0.035	0.032
Gold produced	- oz	Dec-21	51 152	12 185	8 841	49 222	19 869	141 269	718 726	60 153	778 879
		Dec-20	26 106	13 118	9 131	53 531	18 390	120 276	676 287	69 060	745 347
Gold sold	- oz	Dec-21	50 895	12 088	8 681	50 412	20 095	142 171	732 523	60 765	793 288
		Dec-20	25 174	13 279	9 195	52 534	18 487	118 669	678 444	70 956	749 400
Gold price received	- $/oz	Dec-21	1 527	1 793	1 801	1 816	1 790	1 706	1 788	1 706	1 782
		Dec-20	1 490	1 584	1 721	1 744	1 741	1 670	1 715	1 734	1 716
Gold revenue¹	($'000)	Dec-21	95 778	21 679	15 632	91 564	35 974	260 627	1 327 625	103 683	1 431 308
		Dec-20	44 818	21 032	15 829	91 638	32 190	205 507	1 170 578	123 045	1 293 623
Cash operating cost (net of by-product credits)	($'000)	Dec-21	54 087	14 558	9 588	66 635	31 166	176 034	1 013 597	62 924	1 076 521
		Dec-20	23 350	12 223	8 624	55 080	24 291	123 568	800 041	50 467	850 508
Inventory movement	($'000)	Dec-21	(406)	(195)	(161)	1 159	34	431	17 989	1 211	19 200
		Dec-20	5 897	114	(4)	2 048	55	8 110	22 742	3 092	25 834
Operating costs	($'000)	Dec-21	53 681	14 363	9 427	67 794	31 200	176 465	1 031 586	64 135	1 095 721
		Dec-20	29 247	12 337	8 620	57 128	24 346	131 678	822 783	53 559	876 342
Production profit	($'000)	Dec-21	42 097	7 316	6 205	23 770	4 774	84 162	296 039	39 548	335 587
		Dec-20	15 571	8 695	7 209	34 510	7 844	73 829	347 795	69 486	417 281
Capital expenditure	($'000)	Dec-21	4 365	73	406	895	4 738	10 477	147 102	63 036	210 138
		Dec-20	2 080	72	393	1 490	5 169	9 204	108 098	35 991	144 089
Cash operating costs	- $/oz	Dec-21	1 057	1 195	1 084	1 354	1 569	1 246	1 410	1 046	1 382
		Dec-20	894	932	944	1 029	1 321	1 027	1 183	731	1 141
Cash operating costs	- $/t	Dec-21	4	4	4	13	38	7	36	30	35
		Dec-20	4	4	4	12	29	7	38	26	37
Cash operating cost and Capital	- $/oz	Dec-21	1 143	1 201	1 130	1 372	1 807	1 320	1 615	2 094	1 652
		Dec-20	974	937	988	1 057	1 602	1 104	1 343	1 252	1 334
All-in sustaining cost	- $/oz	Dec-21	1 145	1 196	1 141	1 361	1 829	1 323	1 610	2 269	1 660
		Dec-20	1 263	936	980	1 116	1 627	1 196	1 372	1 361	1 370
Operating free cash flow margin²	%	Dec-21	25%	33%	36%	26%	—%	23%	11%	2%	11%
		Dec-20	32%	42%	43%	38%	7%	33%	22%	28%	22%

¹Includes a non-cash consideration to Franco-Nevada (Dec-21:US$18.039m, Dec-20:US$7.312m), under Mine Waste Solutions excluded from the gold price calculation.
²Excludes run of mine costs for Kalgold (Dec-21:-US$0.078m, Dec-20:-US$0.361m) and Hidden Valley (Dec-21:US$24.619m, Dec-20:-US$1.969m).

INDEPENDENT AUDITOR'S REVIEW REPORT ON INTERIM FINANCIAL STATEMENTS

To the Shareholders of Harmony Gold Mining Company Limited

We have reviewed the condensed consolidated interim financial statements of Harmony Gold Mining Company Limited, set out on pages 13 to 34 in the accompanying interim report, which comprise the condensed consolidated balance sheet as at 31 December 2021 and the related condensed consolidated statements of comprehensive income, changes in equity and cash flows for the six-months then ended, and selected explanatory notes.

Directors' Responsibility for the Interim Financial Statements

The directors are responsible for the preparation and presentation of these interim financial statements in accordance with the International Financial Reporting Standard, (IAS) 34 *Interim Financial Reporting,* the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express a conclusion on these interim financial statements. We conducted our review in accordance with International Standard on Review Engagements 2410, *Review of Interim Financial Information Performed by the Independent Auditor of the Entity*. ISRE 2410 requires us to conclude whether anything has come to our attention that causes us to believe that the interim financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.

A review of interim financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making inquiries of management and others within the entity, as appropriate, and applying analytical procedures, and evaluate the evidence obtained.

The procedures in a review are substantially less than and differ in nature from those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these interim financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements of Harmony Gold Mining Company Limited for the six months ended 31 December 2021 are not prepared, in all material respects, in accordance with the International Financial Reporting Standard, (IAS) 34 *Interim Financial Reporting*, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South Africa.

PricewaterhouseCoopers Inc

PricewaterhouseCoopers Inc.
Director: Sizwe Masondo
Registered Auditor
Johannesburg
28 February 2022

The examination of controls over the maintenance and integrity of the Group's website is beyond the scope of the audit of the financial statements. Accordingly, we accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

PricewaterhouseCoopers Inc., 4 Lisbon Lane, Waterfall City, Jukskei View, 2090
Private Bag X36, Sunninghill, 2157, South Africa
T: +27 (0) 11 797 4000, F: +27 (0) 11 209 5800, www.pwc.co.za

Chief Executive Officer: L S Machaba
The Company's principal place of business is at 4 Lisbon Lane, Waterfall City, Jukskei View, where a list of directors' names is available for inspection.
Reg. no. 1998/012055/21, VAT reg.no. 4950174682.

CONDENSED CONSOLIDATED INCOME STATEMENT (RAND)

		Six months ended		Year ended
Figures in million	Notes	31 December 2021 (Reviewed)	31 December 2020 (Reviewed) Restated*	30 June 2021 (Audited)
Revenue	4	21 951	21 588	41 733
Cost of sales	5	(19 252)	(16 982)	(35 489)
Production costs		(16 907)	(14 808)	(29 774)
Amortisation and depreciation		(1 810)	(1 876)	(3 875)
Impairment of assets		(144)	—	(1 124)
Other items		(391)	(298)	(716)

Gross profit		2 699	4 606	6 244
Corporate, administration and other expenditure		(530)	(535)	(1 068)
Exploration expenditure		(101)	(76)	(177)
Gains/(losses) on derivatives	10	(35)	902	1 022
Foreign exchange translation gain/(loss)	13	(298)	652	670
Other operating expenses		(65)	(54)	(241)
Operating profit		1 670	5 495	6 450
Gain on bargain purchase	15	—	303	303
Acquisition-related costs	15	—	(111)	(124)
Share of profits from associates		36	65	83
Investment income		263	240	331
Finance costs	6	(331)	(338)	(661)
Profit before taxation		1 638	5 654	6 382
Taxation	7	(234)	(1 054)	(1 258)
Current taxation		(170)	(325)	(544)
Deferred taxation		(64)	(729)	(714)

Net profit for the period		1 404	4 600	5 124
Attributable to:
Non-controlling interest		17	27	37
Owners of the parent		1 387	4 573	5 087
Earnings per ordinary share (cents)	8
Basic earnings		227	763	842
Diluted earnings		225	743	825
*    Refer to note 2 for further information on the restatement of financial statement line items. The restated amounts are reviewed but not audited.

The accompanying notes are an integral part of these condensed consolidated financial statements.

The condensed consolidated financial statements for the six months ended 31 December 2021 have been prepared by Harmony Gold Mining Company Limited’s corporate reporting team headed by Michelle Kriel CA(SA). This process was supervised by the financial director, Boipelo Lekubo CA(SA) and approved by the board of Harmony Gold Mining Company Limited on 28 February 2022. These condensed consolidated financial statements have been reviewed by the group's external auditors, PricewaterhouseCoopers Incorporated.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (RAND)

		Six months ended		Year ended
Figures in million	Notes	31 December 2021 (Reviewed)	31 December 2020 (Reviewed) Restated*	30 June 2021 (Audited)
Net profit for the period		1 404	4 600	5 124
Other comprehensive income for the period, net of income tax		20	1 740	3 251
Items that may be reclassified subsequently to profit or loss:		(17)	1 729	3 233
Foreign exchange translation gain/(loss)		702	(1 123)	(1 234)
Remeasurement of gold hedging contracts	10	(719)	2 852	4 467

Items that will not be reclassified to profit or loss	1	37	11	18

Total comprehensive income for the period		1 424	6 340	8 375
Attributable to:
Non-controlling interest		17	42	58
Owners of the parent		1 407	6 298	8 317
*    Refer to note 2 for further information on the restatement of financial statement line items. The restated amounts are reviewed but not audited.

The accompanying notes are an integral part of these condensed consolidated financial statements.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (RAND)
FOR THE SIX MONTHS ENDED 31 DECEMBER 2021 (REVIEWED)

Figures in million	Share capital	Accumulated loss	Other reserves	Non-controlling interest	Total
Balance – 1 July 2021	32 934	(8 173)	6 399	54	31 214
Share-based payments	—	—	88	—	88
Net profit for the period	—	1 387	—	17	1 404
Other comprehensive income for the period	—	—	20	—	20
Dividends paid[1]	—	(166)	—	(7)	(173)
Balance – 31 December 2021	32 934	(6 952)	6 507	64	32 553
Balance – 1 July 2020	32 937	(12 583)	3 017	4	23 375
Share issue costs	(2)	—	—	—	(2)
Share-based payments	—	—	90	—	90
Partial purchase of non-controlling interest	—	—	(4)	(1)	(5)
Net profit for the period as restated*	—	4 573	—	27	4 600
Other comprehensive income for the period	—	—	1 725	15	1 740
Dividends paid	—	—	—	(1)	(1)
Restated balance – 31 December 2020	32 935	(8 010)	4 828	44	29 797
1    On 18 October 2021, Harmony paid an ordinary dividend of 27 cents per share.
*    Refer to note 2 for further information on the restatement of financial statement line items. The restated amounts are reviewed but not audited.

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED BALANCE SHEET (RAND)

		At	At	At
Figures in million	Notes	31 December 2021 (Reviewed)	30 June 2021 (Audited)	31 December 2020 (Reviewed) Restated*
ASSETS
Non-current assets
Property, plant and equipment	9	35 760	33 597	34 598
Intangible assets	9	349	365	542
Restricted cash and investments	1	5 435	5 232	5 070
Investments in associates		127	126	149
Deferred tax assets	7	306	272	484
Other non-current assets	1	318	332	429
Derivative financial assets	10	20	328	613
Total non-current assets		42 315	40 252	41 885
Current assets
Inventories	11	2 230	2 542	2 199
Restricted cash and investments		50	67	72
Trade and other receivables	12	1 884	1 652	1 485
Derivative financial assets	10	616	1 471	718
Cash and cash equivalents		2 940	2 819	4 217
Total current assets		7 720	8 551	8 691
Total assets		50 035	48 803	50 576
EQUITY AND LIABILITIES
Share capital and reserves
Attributable to equity holders of the parent company		32 489	31 160	29 753
Share capital		32 934	32 934	32 935
Other reserves		6 507	6 399	4 828
Accumulated loss		(6 952)	(8 173)	(8 010)
Non-controlling interest		64	54	44
Total equity		32 553	31 214	29 797
Non-current liabilities
Deferred tax liabilities	7	2 095	2 178	2 061
Provision for environmental rehabilitation		4 973	4 662	5 176
Other provisions	1	863	926	889
Borrowings	13	3 178	2 974	4 407
Contingent consideration liability	15	428	417	565
Other non-current liabilities		262	178	127
Derivative financial liabilities	10	4	6	115
Streaming contract liability	14	515	695	933
Total non-current liabilities		12 318	12 036	14 273
Current liabilities
Other provisions	1	175	175	175
Borrowings	13	374	387	390
Trade and other payables		4 197	4 389	3 924
Derivative financial liabilities	10	76	206	1 627
Streaming contract liability	14	342	396	390
Total current liabilities		5 164	5 553	6 506
Total equity and liabilities		50 035	48 803	50 576
*    Refer to note 2 for further information on the restatement of financial statement line items. The restated amounts are reviewed but not audited.

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (RAND)

		Six months ended		Year ended
Figures in million	Notes	31 December 2021 (Reviewed)	31 December 2020 (Reviewed)	30 June 2021 (Audited)
CASH FLOW FROM OPERATING ACTIVITIES
Cash generated by operations	16	3 793	6 070	9 741
Dividends received		46	45	85
Interest received		80	33	171
Interest paid		(87)	(171)	(234)
Income and mining taxes paid	7	(151)	(198)	(584)
Cash generated from operating activities		3 681	5 779	9 179
CASH FLOW FROM INVESTING ACTIVITIES
Increase in restricted cash and investments		(10)	(23)	(48)
Amounts refunded from restricted cash and investments		51	34	34
Redemption of preference shares from associates		—	36	36
Acquisition of the Mponeng operations and related assets	15	—	(3 363)	(3 363)
ARM BBEE Trust loan repayment		—	—	264
ARM BBEE Trust loan advanced		—	—	(264)
Capital distributions from investments		—	8	8
Proceeds from disposal of property, plant and equipment		9	4	11
Additions to property, plant and equipment	16	(3 170)	(2 366)	(5 142)
Cash utilised by investing activities		(3 120)	(5 670)	(8 464)
CASH FLOW FROM FINANCING ACTIVITIES
Borrowings repaid	13	(196)	(2 126)	(3 491)
Share issue costs		—	(2)	—
Lease payments		(73)	(30)	(119)
Partial repurchase of non-controlling interest		—	(5)	(5)
Dividends paid		(173)	(1)	(684)
Cash utilised by financing activities		(442)	(2 164)	(4 299)
Foreign currency translation adjustments		2	(85)	46
Net increase/(decrease) in cash and cash equivalents		121	(2 140)	(3 538)
Cash and cash equivalents – beginning of period		2 819	6 357	6 357
Cash and cash equivalents – end of period		2 940	4 217	2 819
The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED 31 DECEMBER 2021 (RAND)
1.    ACCOUNTING POLICIES
Basis of accounting
The condensed consolidated financial statements for the interim reporting period ended 31 December 2021 has been prepared in accordance with International Accounting Standard IAS 34 Interim Financial Reporting, the recognition and measurement requirements of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, the SAICA Financial Reporting Guides as issued by the Accounting practices Committee, Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, JSE Listings Requirements and in the manner required by the Companies Act no. 71 of 2008 of South Africa. The interim report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2021 and any public announcements made by Harmony during the interim reporting period. The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period. There were no new standards, amendments to standards or interpretations that became effective that had a material impact on the group's results or financial position.
The condensed consolidated financial statements have been prepared on a going concern basis.
Comparative information
As a result of the acquisition of AngloGold Ashanti Limited's (AGA) remaining South African assets, collectively Mponeng operations and related assets (refer to note 15), a change in the materiality thresholds applied by management resulted in certain of the financial statement line items either being aggregated or disaggregated in the related primary financial statement as at and for the year ended 30 June 2021. As a result and in accordance with the requirements of IFRS, the December 2020 comparative information was also re-presented accordingly, as noted in the table below.

Line item	Presentation in HY22 condensed financial statements (Dec 2021)	Presentation in HY21 condensed financial statements (Dec 2020)	Presentation in FY21 annual financial statements (Jun 2021)
Condensed consolidated statement of comprehensive income
Items that will not be reclassified to profit or loss	Aggregated	Disaggregated	Aggregated
Condensed consolidated balance sheet
Restricted cash	Aggregated and disclosed in the restricted cash and investments line item	Disclosed as a separate line item. The HY21 balance for the non-current portion was R137 million and the balance for the current portion was R72 million	Aggregated and disclosed in the restricted cash and investments line item
Restricted investments	Aggregated and disclosed in the restricted cash and investments line item	Disclosed as a separate line item. The balance for HY21 was R4 933 million	Aggregated and disclosed in the restricted cash and investments line item
Non-current inventories	Aggregated and disclosed in the other non-current assets line item	Disclosed as a separate line item. The balance for HY21 was R47 million	Aggregated and disclosed in the other non-current assets line item
Retirement benefit obligation	Aggregated and disclosed in the other provisions line item	Disclosed as a separate line item. The balance for HY21 was R226 million	Aggregated and disclosed in the other provisions line item
Provision for silicosis settlement	Aggregated and disclosed in the other provisions line item	Current and non-current portion disclosed as a separate line item. The HY21 balance for the non-current portion was R663 million and the balance for the current portion was R175 million	Aggregated and disclosed in the other provisions line item
During the six-month period ended 31 December 2021, Mine Waste Solutions (MWS) was identified as a separate reportable segment as a result of it exceeding the quantitative threshold of 10% of total reported profit as set out in IFRS 8 Operating Segments. This resulted in MWS's segment information being disaggregated from the All other surface operations segment. In accordance with the requirements of IFRS, the December 2020 and June 2021 comparative information has been re-presented in the segment report.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE SIX MONTHS ENDED 31 DECEMBER 2021 (RAND)
2.    RESTATEMENT OF DECEMBER 2020 FINANCIAL RESULTS
Subsequent to the release of the financial results for the six months ended 31 December 2020, management identified an error relating to deferred taxation. The reported deferred tax expense for the six months ended 31 December 2020 was erroneously understated by R275 million, which resulted in an overstatement of the net profit for the period while the deferred tax liability as at 31 December 2020 was understated by R275 million. This error was corrected prior to the finalisation of the financial results for the year ended 30 June 2021 and therefore does not impact on the 2021 annual financial statements.
Further, the fair value exercise of the acquisition which had previously been prepared on a provisional basis at 31 December 2020 was finalised as at 30 June 2021. For further detail refer to note 15.
The error and the measurement period adjustments do not have an impact on the cash flow statement or other disclosure within the financial statements other than indicated below.
The error related to the deferred tax along with the remeasurement adjustments impacted the financial statement line items as follows:
Condensed consolidated income statement

	For the six months ended 31 December 2020
Figures in R'million	Previously reported	Correction of error	Measurement period adjustment	Restated
Revenue	21 588	—	—	21 588
Cost of sales	(16 922)	—	(60)	(16 982)
Amortisation and depreciation	(1 816)	—	(60)	(1 876)
Gross profit	4 666	—	(60)	4 606
Other operating expenses	(45)	—	(9)	(54)
Operating profit	5 564	—	(69)	5 495
Gain on bargain purchase	1 153	—	(850)	303
Finance costs	(327)	—	(11)	(338)
Profit before taxation	6 584	—	(930)	5 654
Taxation	(772)	(275)	(7)	(1 054)
Deferred taxation	(447)	(275)	(7)	(729)
Net profit for the period	5 812	(275)	(937)	4 600
Attributable to:
Owners of the parent	5 785	(275)	(937)	4 573
Earnings per ordinary share (cents)
Basic earnings	966	(46)	(157)	763
Diluted earnings	943	(45)	(155)	743
Headline earnings	775	(46)	(16)	713
Diluted headline earnings	758	(45)	(18)	695
Condensed consolidated balance sheet

	As at 31 December 2020
Figures in R'million	Previously reported	Correction of error	Measurement period adjustment	Restated
Property, plant and equipment	35 180	—	(582)	34 598
Deferred tax assets	312	—	172	484
Total non-current assets	42 295	—	(410)	41 885
Total assets	50 986	—	(410)	50 576
Accumulated loss	(6 798)	(275)	(937)	(8 010)
Total equity	31 009	(275)	(937)	29 797
Deferred tax liabilities	1 810	275	(24)	2 061
Provision for environmental rehabilitation	4 752	—	424	5 176
Contingent consideration liability	237	—	328	565
Total non-current liabilities	13 270	275	728	14 273
Trade and other payables	4 125	—	(201)	3 924
Total current liabilities	6 707	—	(201)	6 506
Total equity and liabilities	50 986	—	(410)	50 576

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE SIX MONTHS ENDED 31 DECEMBER 2021 (RAND)
3.    COVID-19 IMPACT
Harmony continues to implement best practice in terms of prevention and detection of Covid-19 within its workforces in South Africa and PNG. The impact of Covid-19 has been accounted for as part of the life-of-mine plans for FY22 and is currently treated as part of the normal day-to-day operations. During the past six months Harmony's group-wide vaccination programme proved to be extremely successful, founded on the stance that vaccination remains the best defence against the Covid-19 virus and its many variants. Harmony now looks towards the roll-out of booster shot doses to its fully vaccinated employees in order to ensure the safety of its workforce against the virus.
Since June 2021, Covid-related hospital admissions and deaths in South Africa has decreased significantly. Data from the National institute of Communicable Diseases shows significant decreases in hospital admissions and deaths when comparing the fourth wave of the pandemic, driven mainly by the Omicron variant, to the second and third wave of the pandemic. This was despite an increase in cases during the fourth wave, which indicates the delinking of number of cases to the number of deaths and those people who became severely ill and required hospitalisation. As at 31 December 2021, PNG is in the early stages of their fourth wave of the pandemic and currently the majority of the cases are asymptomatic or only exhibit very mild symptoms.
While fluctuations in the US$ gold price and Rand/US$ exchange rate in FY20 and FY21 were primarily driven by factors related to the Covid-19 pandemic, during the past six months these fluctuations have predominantly been dictated by other global factors.
Management will continue to assess information on the pandemic as it becomes available and formulate appropriate actions based thereon.
4.    REVENUE

	Six months ended		Year ended
Figures in million	31 December 2021 (Reviewed)	31 December 2020 (Reviewed)	30 June 2021 (Audited)
Revenue from contracts with customers	21 537	23 240	43 632
Gold[1]	21 097	22 670	42 597
Silver[2]	347	510	857
Uranium[2]	93	60	178
Consideration from streaming contract[3]	271	119	397
Hedging gain/(loss)[4]	143	(1 771)	(2 296)
Total revenue[5]	21 951	21 588	41 733
1    The quantity of gold sold increased by 6% to 24 674kg from 23 309kg. The comparative information includes the results of the Mponeng operations and related assets for three months while the current period includes the full six months. The increase due to this was offset by a decrease in production at Bambanani, Moab Khotsong, Hidden Valley with the closure of Unisel being completed in the previous financial year. The net gold sold increase was offset by the average gold price received decreasing by 4% to R860 795/kg from R896 587/kg in the December 2020 six months.
2    Silver is derived from the Hidden Valley mine in Papua New Guinea. Uranium is derived from the Moab Khotsong operation.
3    Relates to the recognition of non-cash consideration recognised as part of revenue for the streaming arrangement. Refer to note 14 for further information.
4    Relates to the realised effective portion of the hedge-accounted gold derivatives. Refer to note 10 for further information.
5    A geographical analysis of revenue is provided in the segment report.

The points of transfer of control are as follows:

•Gold: South Africa (excluding streaming contract)	Gold is delivered and certificate of sale is issued.
•Gold and silver: Hidden Valley	Metal is collected from Hidden Valley and a confirmation of collection is sent to and accepted by the customer.
•Uranium	Confirmation of transfer is issued.
•Streaming contract	Gold is delivered and credited into the Franco-Nevada designated gold account.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE SIX MONTHS ENDED 31 DECEMBER 2021 (RAND)
5.    COST OF SALES

	Six months ended		Year ended
Figures in million	31 December 2021 (Reviewed)	31 December 2020 (Reviewed) Restated*	30 June 2021 (Audited)
Production costs – excluding royalty[1]	16 724	14 399	29 137
Royalty expense[2]	183	409	637
Amortisation and depreciation	1 810	1 876	3 875
Rehabilitation expenditure	20	3	135
Care and maintenance cost of restructured shafts[3]	179	72	144
Employment termination and restructuring costs	130	151	332
Share-based payments	59	64	114
Impairment[4]	144	—	1 124
Other	3	8	(9)
Total cost of sales	19 252	16 982	35 489
*    Refer to note 2 for further information on the restatement of financial statement line items. The restated amounts are reviewed but not audited.
1    Production costs increased during the December 2021 period mainly due to the Mponeng operations and related assets being included for the full six-month period, compared to three months in December 2020. Also contributing to the increase are annual and inflationary increases related to labour costs, consumables and services as well as the gold stock revaluation expense due to a decrease in the gold in process and on hand.
2    The royalty expense decreased during the December 2021 period due to lower profits for the period which resulted in a decrease in the rates used in determining the royalty.
3    The increase in care and maintenance costs of restructured shafts is mainly attributable to the Vaal River surface operations that were placed on care and maintenance during September 2021.
4    During the current period impairments of R144 million were recognised for the property, plant and goodwill of Bambanani. The impairment of goodwill and assets on Bambanani was as a result of a change in the life-of-mine plan, moving the closure of the mine to June 2022 rather than June 2024 as planned during FY21. This was as a result of increased seismicity seen at the operation and the related risk increasing as pillars are mined out. The post-tax recoverable amount of R36 million was derived from the expected cash flows as per the life-of-mine plans. Refer to note 9 for further details.
6.    OTHER INCOME STATEMENT ITEM NOTES
Finance costs

	Six months ended		Year ended
Figures in million	31 December 2021 (Reviewed)	31 December 2020 (Reviewed) Restated*	30 June 2021 (Audited)
Borrowings (refer to note 13)	91	134	228
Other creditors and liabilities	10	5	14
Time value of money and inflation component of rehabilitation costs	178	139	296
Time value of money for other provisions	39	44	74
Streaming arrangements (refer to note 14)	37	25	71
Interest capitalised	(24)	(9)	(22)
Total finance costs	331	338	661
*    Refer to note 2 for further information on the restatement of financial statement line items. The restated amounts are reviewed but not audited.
7.    TAXATION
Current taxation
The current year taxation expense is lower for the six months ended 31 December 2021 mainly due to the foreign exchange derivative contracts and foreign exchange translation losses compared to the gains realised in the six months ended 31 December 2020.
Deferred taxation
Deferred tax expense
The deferred tax expense for the December 2021 period was offset by credits relating to the creation of assessed losses and unredeemed capital expenditure in Harmony Company and Freegold. The deferred tax expense for December 2020 is attributable to increased net taxable temporary differences due primarily to the utilisation of the assessed losses and unredeemed capital expenditure in certain companies as a result of taxable profits.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE SIX MONTHS ENDED 31 DECEMBER 2021 (RAND)
7.    TAXATION continued
Deferred taxation continued
Deferred tax asset
As at 30 June 2021 a deferred tax asset was recognised in Harmony Company and Chemwes. Subsequently, the net deferred tax asset balance has increased in Harmony Company due to the recognition of an assessed loss. Chemwes's net deferred tax asset has decreased due to the reduced liability of the streaming arrangement with Franco-Nevada Barbados – refer to note 14 for more information. Harmony Company's deferred tax asset balance increased to R251 million (30 June 2021: R175 million, 31 December 2020: R223 million) and Chemwes Company's decreased to R55 million (30 June 2021: R97 million, 31 December 2020: R212 million).
A deferred tax asset continues to be recognised for both companies as it is probable that sufficient future taxable profits will be available against which the remaining deductible temporary differences existing at the reporting date can be utilised.
8.    EARNINGS PER ORDINARY SHARE

	Six months ended		Year ended
	31 December 2021 (Reviewed)	31 December 2020 (Reviewed) Restated*	30 June 2021 (Audited)
Weighted average number of shares (million)	610	599	604
Weighted average number of diluted shares (million)	617	616	616
Total earnings per share (cents):
Basic earnings	227	763	842
Diluted earnings	225	743	825
Headline earnings	248	713	987
Diluted headline earnings	245	695	967
Reconciliation of headline earnings:

	Six months ended		Year ended
Figures in million	31 December 2021 (Reviewed)	31 December 2020 (Reviewed) Restated*	30 June 2021 (Audited)
Net profit for the period attributable to owners of the parent	1 387	4 573	5 087
Adjusted for:
Impairment of assets	144	—	1 124
Taxation effect on impairment of assets[1]	(14)	—	(93)
Gain on bargain purchase[2]	—	(303)	(303)
Profit on sale of property, plant and equipment	(9)	(4)	(11)
Taxation effect on profit on sale of property, plant and equipment	1	1	2
Loss on scrapping of property, plant and equipment	—	19	161
Taxation effect on loss on scrapping of property, plant and equipment	—	(4)	(8)
Headline earnings	1 509	4 282	5 959
*    Refer to note 2 for further information on the restatement of financial statement line items. The restated amounts are reviewed but not audited.
1    This total includes the impairment of goodwill which does not have a tax effect.
2    There is no tax effect on this item.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE SIX MONTHS ENDED 31 DECEMBER 2021 (RAND)
9.    PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS
Impairment of property, plant and equipment (including goodwill)
As at 31 December 2021, management performed an assessment for potential indicators of impairment of assets as well as potential indications for reversal of previously recorded impairment losses in terms of IAS 36, Impairment of Assets. Specific circumstances surrounding each of the individual cash generating units (CGU) were considered in this assessment in order to identify circumstances that had changed significantly in the six months since the last impairment assessment was performed. An indicator of impairment was identified for Bambanani which was tested for impairment. The operation's life-of-mine plan was revised, bringing the closure of the mine forward from June 2024 to June 2022. This was as a result of the increased seismicity and associated safety risks experienced at the operation.
The recoverable amount for Bambanani's assets was determined on a fair value less cost to sell basis using assumptions in the discounted cash flow models. These are fair value measurements classified as level 3.
Critical estimates and judgements
The recoverable amount of mining assets is determined utilising real discounted future cash flows. All key assumptions used remained the same as those applied at 30 June 2021, with the exception of the discount rate for Bambanani, which was adjusted for additional risk factors that are not included in the cash flows, as well as the gold price used in the discounted cash flows. The gold price applied to the remaining six months of Bambanani’s life-of-mine is as follows:

Six months ended
31 December 2021 (Reviewed)
US$ gold price per ounce	1 782
Exchange rate (R/US$)	15.36
Rand gold price (R/kg)	880 000
The post-tax real discount rates for the Bambanani operation increased from 12.02% in June 2021 to 12.59% at 31 December 2021.
Results of impairment and reversal assessment
Based on the impairment test performed, an impairment of R144 million was recorded for the six months ended 31 December 2021 for Bambanani. The impairment of the remaining goodwill of R31 million as well as a portion of its assets was as a result of a shortened life-of-mine plan. The post-tax recoverable amount as at 31 December 2021 is R36 million.
Where CGUs had previously been impaired, management considered whether the impairment loss (or the contributors to the previously recognised impairment loss) no longer exists or might have decreased. Management considered general and specific factors for each CGU and concluded that although overall the gold price had improved from the time that the impairment losses had been recognised, the specific circumstances that led to the original impairments had not reversed. Furthermore, the service potential of the asset has not increased. Due to the continued volatility seen in the gold prices as well as exchange rates, coupled with the fact that the factors resulting in the previously recognised impairment losses had not reversed, management resolved it to be appropriate for no reversal of previously recognised impairment losses to be recorded for the period under review.
One of the most significant assumptions that influence the life-of-mine plans and therefore impairment assessments is the expected commodity prices. Management determined a reasonably possible long-term change of 10% in gold prices based on the standard deviation of both Harmony's long-term gold price assumption over the past five financial years and market analysts' forecasted long-term gold price assumptions. A 10% increase/decrease (pre-impairment and scrapping recognised) in the gold price used (with all other variables held constant and not taking any actions, such as stopping capital projects, into account) would have resulted in the following post-tax impairment being recorded as at 31 December 2021:

Figures in millions	31 December 2021 10% decrease (Reviewed)	31 December 2021 10% increase (Reviewed)
Bambanani	180	110
Papua New Guinea
Costs related to stripping activities for the period ended 31 December 2021 amounted to R895 million with Hidden Valley accounting for R835 million of these costs. The increase was predominantly driven by the Hidden Valley Stage 7 cutback. Primary stripping activities commenced in July 2020 and the main ore body was reached in November 2021. Until that time, stripping costs were capitalised in full due to significant levels of waste being removed with incidental ore being mined.
In addition to the above, the foreign exchange translation movement on property, plant and equipment for the region was an increase of R819 million for the six-month period.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE SIX MONTHS ENDED 31 DECEMBER 2021 (RAND)
10.    DERIVATIVE FINANCIAL INSTRUMENTS

Figures in million	Rand gold hedging contracts (a)	US$ gold hedging contracts	US$ silver contracts	Foreign exchange contracts	Rand gold derivative contracts	Total
As at 31 December 2021 (Reviewed)
Derivative financial assets	475	27	38	96	—	636
Non-current	4	5	11	—	—	20
Current	471	22	27	96	—	616
Derivative financial liabilities	(27)	(33)	(20)	—	—	(80)
Non-current	—	(4)	—	—	—	(4)
Current	(27)	(29)	(20)	—	—	(76)

Net derivative financial instruments	448	(6)	18	96	—	556
Unrealised gains included in other reserves, net of tax	329	3	—	—	—	332
Movements for the year ended 31 December 2021
Realised gains/(losses) included in revenue	213	(70)	—	—	—	143
Unrealised gains/(losses) on gold contracts recognised in other comprehensive income	(806)	49	—	—	—	(757)

Gains/(losses) on derivatives	—	—	71	(80)	—	(9)
Day one loss amortisation	(23)	(3)	—	—	—	(26)

Total gains/(losses) on derivatives	(23)	(3)	71	(80)	—	(35)

Hedge effectiveness
Changes in the fair value of the hedging instrument used as the basis for recognising hedge ineffectiveness	(806)	49	—	—	—	(757)
Changes in the fair value of the hedged item used as the basis for recognising hedge ineffectiveness	806	(49)	—	—	—	757
(a)    Rand hedging contracts
All Rand gold forward contracts entered into after 1 October 2020 were apportioned to the South African operations which included Mponeng and Mine Waste Solutions operations.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE SIX MONTHS ENDED 31 DECEMBER 2021 (RAND)
10.    DERIVATIVE FINANCIAL INSTRUMENTS continued

Figures in million	Rand gold hedging contracts (a)	US$ gold hedging contracts	US$ silver contracts	Foreign exchange contracts	Rand gold derivative contracts	Total
As at 31 December 2020 (Reviewed)
Derivative financial assets	811	10	—	510	—	1 331
Non-current	508	8	—	97	—	613
Current	303	2	—	413	—	718
Derivative financial liabilities	(1 203)	(290)	(180)	(8)	(61)	(1 742)
Non-current	(22)	(45)	(48)	—	—	(115)
Current	(1 181)	(245)	(132)	(8)	(61)	(1 627)

Net derivative financial instruments	(392)	(280)	(180)	502	(61)	(411)
Unrealised losses included in other reserves, net of tax	(287)	(271)	—	—	—	(558)
Movements for the year ended 31 December 2020
Realised losses included in revenue	(1 595)	(176)	—	—	—	(1 771)
Unrealised gains/(losses) on gold contracts recognised in other comprehensive income	1 670	(164)	—	—	—	1 506

Gains/(losses) on derivatives	—	—	(274)	1 105	101	932
Day one loss amortisation	(26)	(4)	—	—	—	(30)

Total gains/(losses) on derivatives	(26)	(4)	(274)	1 105	101	902

Hedge effectiveness
Changes in the fair value of the hedging instrument used as the basis for recognising hedge ineffectiveness	1 670	(164)	—	—	—	1 506
Changes in the fair value of the hedged item used as the basis for recognising hedge ineffectiveness	(1 670)	164	—	—	—	(1 506)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE SIX MONTHS ENDED 31 DECEMBER 2021 (RAND)
10. DERIVATIVE FINANCIAL INSTRUMENTS continued

Figures in million	Rand gold hedging contracts	US$ gold hedging contracts	US$ silver contracts	Foreign exchange contracts	Rand gold derivative contracts	Total
As at 30 June 2021 (Audited)
Derivative financial assets	1 358	48	10	383	—	1 799
Non-current	279	40	9	—	—	328
Current	1 079	8	1	383	—	1 471
Derivative financial liabilities	(41)	(73)	(98)	—	—	(212)
Non-current	—	—	(6)	—	—	(6)
Current	(41)	(73)	(92)	—	—	(206)

Net derivative financial instruments	1 317	(25)	(88)	383	—	1 587
Unrealised gains/(losses) included in other reserves, net of tax	1 069	(18)	—	—		1 051
Movements for the year ended 30 June 2021
Realised losses included in revenue	(2 023)	(273)	—	—		(2 296)
Unrealised gains/(losses) on gold contracts recognised in other comprehensive income	2 999	(7)				2 992

Gains/(losses) on derivatives	—	—	(256)	1 217	111	1 072
Day one loss amortisation	(42)	(8)	—	—	—	(50)

Total gains/(losses) on derivatives	(42)	(8)	(256)	1 217	111	1 022

Hedge effectiveness
Changes in the fair value of the hedging instrument used as the basis for recognising hedge ineffectiveness	2 999	(7)	—	—	—	2 992
Changes in the fair value of the hedged item used as the basis for recognising hedge ineffectiveness	(2 999)	7	—	—	—	(2 992)

Reconciliation of the hedge reserve:

	Six months ended		Year ended
Figures in million	31 December 2021 (Reviewed)	31 December 2020 (Reviewed)	30 June 2021 (Audited)
Opening balance	1 051	(3 395)	(3 395)
Remeasurement of gold hedging contracts	(719)	2 852	4 467
Unrealised gain/(loss) on gold hedging contracts	(757)	1 506	2 992
Released to revenue on maturity of the gold hedging contracts	(143)	1 771	2 296
Foreign exchange translation	1	53	(39)
Deferred taxation thereon	180	(478)	(782)
Attributable to non-controlling interest	—	(15)	(21)
Closing balance	332	(558)	1 051

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE SIX MONTHS ENDED 31 DECEMBER 2021 (RAND)
10.    DERIVATIVE FINANCIAL INSTRUMENTS continued
The following table shows the open position at the reporting date:

	FY2022		FY2023				FY2024	TOTAL
	Q3	Q4	Q1	Q2	Q3	Q4	Q1
R/gold
000 oz – cash flow hedge	66	65	54	24	6	2	0	217
Average R'000/kg	1019	1047	1052	1001	1015	1035	0	1034
US$/gold
000 oz – cash flow hedge	11	11	9	9	9	8	4	61
Average US$/oz	1 723	1 799	1 911	1 867	1 826	1 837	1 839	1 823
Total gold
000 oz	77	76	63	33	15	10	4	278
Foreign exchange contracts
Zero cost collars
US$m	51	54	42	18	—	—	—	165
Average Floor R/US$	16.84	15.60	15.90	16.18	—	—	—	16.12
Average Cap R/US$	18.66	17.60	17.90	18.18	—	—	—	18.07
US$m	16	18	6	—	—	—	—	40
Average Forward rate – R/US$	17.61	16.52	16.84	—	—	—	—	17.00

US$/silver
000 oz	315	285	285	270	155	45	—	1355
Average Floor – U$/oz	20.05	20.43	24.39	25.97	25.98	26.30	—	23.11
Average Cap – US$/oz	22.05	22.49	27.02	29.00	29.24	29.52	—	25.64
Refer to note 17 for details on the fair value measurements.
11.    INVENTORIES
The total balance decreased by R312 million during the period, which includes a decrease in gold in process and ore stockpiles of R636 million. This decrease is due to a reduction in the physical gold of 303kg, while the ROM stockpile at Hidden Valley was depleted as a result of the operational issues experienced during the last quarter of the period. An increase in consumables of R323 million to cater for the December supplier closure period offset these decreases.
12.    TRADE AND OTHER RECEIVABLES
The balance at 31 December 2021 includes an increase of R171 million in the prepayments balance primarily due to the annual insurance payment in October 2021.
13.    BORROWINGS
Summary of facilities' terms

Figures in million	US$ term loan* US dollar	US$ RCF* US dollar	Rand term loan SA rand	Rand RCF SA rand	Westpac fleet loan* US dollar
Borrowings summary at 31 December 2021
Original facility	200	200	600	1 400	N/A
Drawn down/ loan balance	200	—	300	—	5
Undrawn borrowing facilities	N/A	200	N/A1	1 400	N/A1
Maturity	September	September	November	November	July
	2023	2023	2022	2022	2022
Interest rate	LIBOR + 3.05%	LIBOR + 2.90%	JIBAR + 2.90%	JIBAR + 2.80%	LIBOR + 3.20%
*    This facility makes use of the 3-month LIBOR rate which is to be discontinued on 30 June 2023, in line with the IBOR Reform. No impact as a result of the reform is expected as it is management's intention to refinance or settle the facility prior to 30 June 2023.
1    The amounts repaid on the facility cannot be drawn down again.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE SIX MONTHS ENDED 31 DECEMBER 2021 (RAND)
13.    BORROWINGS continued

	At	At	At
Figures in million	31 December 2021 (Reviewed)	30 June 2021 (Audited)	31 December 2020 (Reviewed)
Non-current borrowings
R2 billion facility	—	153	304
US$400 million facility	3 178	2 799	4 036
Westpac fleet loan	—	22	67
Total non-current borrowings	3 178	2 974	4 407
Current borrowings
R2 billion facility	300	300	300
Westpac fleet loan	74	87	90
Total current borrowings	374	387	390
The following repayments were made during the December 2021 period as per the facilities' terms:
•R2 billion facility: R150 million
•Westpac fleet loan: R46 million

There were no breaches of the loan covenants for the periods under review. Management believes that it is very likely that the covenant requirements will be met in the foreseeable future given the current earnings and interest levels, as well as the net debt position.

	Six months ended		Year ended
Figures in million	31 December 2021 (Reviewed)	31 December 2020 (Reviewed)	30 June 2021 (Audited)
Translation gain/(loss) on US$ facilities[1]	(355)	805	895
Rand/US$ exchange rate:
Closing/spot	15.99	14.69	14.27
Average	15.03	16.25	15.40
1    The remainder of foreign exchange transaction gain or loss included in profit or loss relates mainly to the translation of metal trade receivables and cash from a foreign currency to the functional currencies of the operating entities.
14.    STREAMING ARRANGEMENTS
Streaming arrangement with Franco-Nevada Barbados
As at 30 June 2021, the balance of gold ounces to be delivered to Franco-Nevada amounted to 84 429oz. For the six months ended 31 December 2021, 12 706oz has been delivered to Franco-Nevada bringing the remaining balance of gold ounces to be delivered as at period end to 71 723oz.
The contract price receivable in US$/oz for each ounce of gold delivered during the period was as follows:
•1 July 2021 – 16 December 2021: US$437/oz
•17 December 2021 – 31 December 2021: US$442/oz

Reconciliation of the streaming contract liability:

	At	At	At
Figures in million	31 December 2021 (Reviewed)	30 June 2021 (Audited)	31 December 2020 (Reviewed)
Balance at the beginning of the period	1 091	1 417	1 417
Finance costs related to significant financing component	37	71	25
Non-cash consideration for delivery of gold ounces (included in Revenue)	(271)	(397)	(119)
Balance at the end of the period	857	1 091	1 323
– Current	342	396	390
– Non-current	515	695	933

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE SIX MONTHS ENDED 31 DECEMBER 2021 (RAND)
15.    ACQUISITIONS AND BUSINESS COMBINATIONS
ACQUISITION OF ANGLOGOLD ASHANTI'S REMAINING SOUTH AFRICAN OPERATIONS
On 12 February 2020, Harmony announced that it had reached an agreement with AGA to purchase the Mponeng operations and related assets. The last condition precedent for the acquisition was fulfilled during September 2020, resulting in an acquisition date of 1 October 2020. Based on management's assessment the transaction met the definition of a business combination as defined by IFRS 3. The following cash generating units (CGUs) were identified in the acquisition:
•the Mponeng business, consisting of the Mponeng, Tau Tona and Savuka mines, forming a single complex, and their associated assets and liabilities, including CWC;
•the West Wits closure business, consisting of the Savuka plant and associated rock-dump and tailings storage facility reclamation sites, mine rehabilitation and closure activities located in the West Wits region and the associated assets and liabilities;
•Mine Waste Solutions;
•the Vaal River closure business, consisting of certain rock-dump reclamation, mine rehabilitation and closure activities located in the Vaal River region and their associated assets and liabilities.
Consideration for the transaction amounted to a cash payment of R3.4 billion (US$200 million), paid on 30 September 2020, and contingent consideration subject to the following criteria:
•US$260 per ounce payable on all underground production from the Mponeng, Savuka and Tau Tona mines in excess of 250 000 ounces per year for six years commencing 1 January 2021; and
•US$20 per ounce payable on underground production from the Mponeng, Savuka and Tau Tona mines sourced from levels developed in the future below the current infrastructure.
As at 31 December 2021, the contingent consideration was valued at R428 million. No material changes to the assumptions underpinning the valuation were made since 30 June 2021. The remeasurement of the liability is included in Other operating expenses.
Fair value determination of acquired operations
For the period ended 31 December 2020, the fair value exercise was prepared on a provisional basis in accordance with IFRS 3. During the measurement period, being the 12 months permitted in terms of IFRS 3 for the completion of the fair value exercise, Harmony received new information relating to the expected production profiles of Mponeng and MWS, operating costs of the acquired operations, closure costs for environmental rehabilitation, trade and other receivables and trade and other payables that existed at acquisition date. There were changes to the life-of-mine plans which impacted the discounted cash flows used in the valuations of the CGUs. The change in the production profile of Mponeng impacted the valuation of the contingent consideration liability as at 1 October 2020. Other than changes to the expected production profiles, operating and rehabilitation closure costs, no other key valuation assumptions were revised. The comparative figures for 31 December 2020 have been restated accordingly as a result of the above mentioned changes. Management considered the revised purchase price allocation to be final and the accounting for the acquisition to be concluded as at 30 June 2021. Refer to note 2 for disclosure of the impact of the restatement on the December 2020 financial statement line items.
16.    ADDITIONAL CASH FLOW DISCLOSURES
The decrease in cash generated by operations was mainly due to an increase in the production costs and the trade and other receivables outflow. Refer to note 5 and 12 for further detail.
Additions to property, plant and equipment

	Six months ended		Year ended
Figures in million	31 December 2021 (Reviewed)	31 December 2020 (Reviewed)	30 June 2021 (Audited)
Capital expenditure – operations	2 264	1 856	4 062
Capital and capitalised exploration and evaluation expenditure for Wafi-Golpu	11	23	34
Additions resulting from stripping activities	895	487	1 046
Total additions to property, plant and equipment	3 170	2 366	5 142

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE SIX MONTHS ENDED 31 DECEMBER 2021 (RAND)
17.    FINANCIAL RISK MANAGEMENT ACTIVITIES
Foreign exchange risk
Harmony's revenues are sensitive to the R/US$ exchange rate as all revenues are generated by gold sales denominated in US$. A weakening of the Rand will increase the reported revenue total; conversely a strengthening will decrease it.
Harmony maintains a foreign currency derivative programme to manage foreign exchange risk. The limit currently set by the Board is 25% of the group's foreign exchange risk exposure for a period of 24 months. The audit and risk committee reviews the details of the programme quarterly. Refer to note 10 and the fair value determination section below for further detail on these contracts.
The Rand weakened during the six months ended 31 December 2021, from R14.27/U$1 on 30 June 2021 to close at R15.99/US$1 on 31 December 2021 (31 December 2020: R14.69/US$1). This negatively impacted on the derivative valuations. The Rand's levels also impacted negatively on the translation of the US$ debt facilities at 31 December 2021. Refer to note 13 for detail.
Commodity price sensitivity
The profitability of the group’s operations, and the cash flows generated by those operations, are mainly affected by changes in the market price of gold, and in the case of Hidden Valley, silver as well. Harmony enters into derivative contracts to manage the variability in cash flows from the group’s production, in order to create cash certainty and protect the group against lower commodity prices. The general limit for gold hedging currently set by the Board is 20% for a 24-month period. The limit set by the Board is 50% of silver exposure over a 24-month period. The audit and risk committee reviews the details of the programme quarterly. Refer to note 10 and the fair value determination section below for further detail on these contracts.
An increase in the price of gold in US$ terms, together with the weakening of the Rand during December 2021 period, had a negative impact on the contracts that were outstanding at 31 December 2021. A decrease in the price of gold in US$ terms, together with the strengthening of the Rand during December 2020 period, had a positive impact on the contracts that matured during that period as well as those that were outstanding at 31 December 2020.
Interest rate risk
Low interest rates are still being maintained by both the US Federal Reserve and the South African Reserve Bank (SARB), with the SARB increasing the repo rate by 25 basis points effective 28 January 2022. For the six months ended 31 December 2021 the low interest rates along with the decreased debt levels have had a favourable impact on the group's cost of debt. While it can be expected that the increase in the repo rate will result in a higher cost of debt, as financial institutions will increase their lending rates, the group has not entered into interest rate swap agreements as the interest rate risk has been assessed to be low. The audit and risk committee reviews the group's risk exposure quarterly.
Credit risk
Financial instruments which are subject to credit risk are restricted cash, restricted investments, derivative financial instruments and cash and cash equivalents, all of which are invested with financial institutions that meet the group's policy requirements for credit quality, as well as trade and other receivables (excluding non-financial instruments). In assessing the creditworthiness of local institutions, management uses the national scale long-term ratings.
During the June 2021 financial year, Fitch upgraded the major South African (SA) banks to AA+ from AA- following the widespread recovery from the adverse Covid-19 impact. Fitch increased the credit rating of the major banks to AA+ on 22 December 2020, citing the financial institutions risk appetite and corporate conduct as key factors of the upgrade. At 31 December 2021, the rating of the SA banks has remained unchanged from June 2021.
Taking the above events into consideration, the national scale investment grade rating of these banks remains high at AA+, and in line with the group's credit risk policy. An assessment of the expected credit losses (ECLs) for the financial assets measured at amortised cost for all reporting periods resulted in an immaterial amount for each instrument. The credit rating of the group's Australian counterparts dropped from AA- to A+, yielding an immaterial ECL as well.
Management will continue to review the underlying strength of the South African economy as well as the creditworthiness of the financial institutions and make any changes deemed necessary to safeguard the assets and reduce the credit risk.
Capital risk management
The weakening of the Rand has resulted in foreign exchange translation losses on foreign borrowings, being the major contributor to the group's increased net debt compared to 30 June 2021. It remains the group's objective to adhere to a conservative approach to debt and maintain low levels of gearing.
Net debt is as follows:

	At	At	At
Figures in million	31 December 2021 (Reviewed)	30 June 2021 (Audited)	31 December 2020 (Reviewed)
Cash and cash equivalents	2 940	2 819	4 217
Borrowings	(3 552)	(3 361)	(4 797)
Net debt	(612)	(542)	(580)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE SIX MONTHS ENDED 31 DECEMBER 2021 (RAND)
17.    FINANCIAL RISK MANAGEMENT ACTIVITIES continued
Fair value determination
The fair value levels of hierarchy are as follows:

Level 1:	Quoted prices (unadjusted) in active markets;
Level 2:	Inputs other than quoted prices included within level 1 that are observable for the asset, either directly (that is, as prices) or indirectly (that is, derived from other prices);
Level 3:	Inputs for the asset that are not based on observable market data (that is, unobservable inputs).

		At	At	At
Figures in million	Fair value hierarchy level	31 December 2021 (Reviewed)	30 June 2021 (Audited)	31 December 2020 (Reviewed) Restated*
Fair value through other comprehensive income financial instruments
Other non-current assets (a)	Level 3	65	74	69
Restricted cash and investments (b)	Level 1	292	252	232
Fair value through profit or loss financial instruments
Restricted cash and investments (b)	Level 2	1 508	1 391	1 326
Derivative financial assets (c)	Level 2	636	1 799	1 331
Derivative financial liabilities (c)	Level 2	(80)	(212)	(1 742)
Loan to ARM BBEE Trust (d)	Level 3	163	177	302
Contingent consideration liability (e)	Level 3	(428)	(417)	(565)
*    Refer to note 2 for further information on the restatement of financial statement line items. The restated amounts are reviewed but not audited.

(a)    The majority of the balance relates to the equity investment in Rand Mutual Assurance. The fair value of the investment was estimated with reference to an independent valuation. A combination of the "Embedded Valuation" and "Net Asset Value" techniques were applied to revalue the investment as at 30 June 2021. In evaluating the group's share of the business, common practice marketability and minority discounts as well as additional specific risk discounts were applied.
(b)    The majority of the level 2 valued assets are directly derived from the Top 40 index on the JSE, and are discounted at market interest rates. This relates to equity-linked deposits in the group's environmental rehabilitation trust funds. The level 1 valued assets were acquired as part of the Mponeng operations and related assets and comprise of listed equity securities designated as fair value through other comprehensive income instruments. The remaining balance of the environmental trust funds is carried at amortised cost and therefore not disclosed here.
(c)    The mark-to-market remeasurement of the derivative contracts was determined as follows:
•Foreign exchange contracts comprise of zero cost collars and FECs: The zero cost collars were valued using a Black-Scholes valuation technique derived from spot Rand/US$ exchange rate inputs, implied volatilities on the Rand/US$ exchange rate, Rand/US$ inter-bank interest rates and discounted at a market interest rate (zero-coupon interest rate curve). The value of the FECs is derived from the forward Rand/US$ exchange rate and discounted at a market interest rate (zero coupon interest rate curve).
•Rand gold contracts (forward sale contracts): spot Rand/US$ exchange rate, Rand and dollar interest rates (forward points), spot US$ gold price, differential between the US interest rate and gold lease interest rate which is discounted at a market interest rate.
•US$ gold contracts (forward sale contracts): spot US$ gold price, differential between the US interest rate and gold lease interest rate and discounted at a market interest rate.
•Silver contracts (zero cost collars): a Black-Scholes valuation technique, derived from spot US$ silver price, strike price, implied volatilities, time to maturity and interest rates and discounted at a market interest rate investments.
(d)    At 31 December 2021, the fair value movement was calculated using a discounted cash flow model, taking into account forecasted dividend payments over the estimated repayment period of the loan at a rate of 8.1% (30 June 2021: 7.9%). A discounted cash flow model, taking into account projected interest payments and the projected African Rainbow Minerals Limited (ARM) share price on the expected repayment date and using a discount rate of 9.8%, was applied to determine the fair value at 31 December 2020. A 74 basis point change in the discount rate, which would represent a reasonably possible change based on expected movements in lending rates, would not cause a material change in the fair value of the loan. The loan balance forms part of other non-current assets in the balance sheet.
(e)    The consideration for the Mponeng operations and related assets (refer to note 15) includes a contingent consideration determined using the expected gold production profile for Mponeng at a post-tax real rate of 10.3%. Should the expected gold production profile increase by 7% or decrease by 7%, the contingent consideration liability would increase by R288 million (31 December 2020: R220 million) (30 June 2021: R208 million) or decrease by R208 million (31 December 2020: R193 million) (30 June 2021: R183 million), respectively. This represents reasonably expected changes which were determined based on the standard deviation of previous years' production of the Mponeng operation. No other reasonable expected changes in key unobservable inputs would have caused a material change in the fair value of the liability.
The carrying values (less any impairment allowance) of short-term financial instruments are assumed to approximate their fair values. This includes restricted investments carried at amortised cost. The fair values of borrowings are not materially different to their carrying amounts since the interest payable on those borrowings is at floating interest rates. The fair value of borrowings is based on discounted cash flows using a current borrowing rate. The determination of the fair values are level 3 in the fair value hierarchy due to the use of unobservable inputs, including own credit risk.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE SIX MONTHS ENDED 31 DECEMBER 2021 (RAND)
18.    COMMITMENTS AND CONTINGENCIES

	At	At	At
Figures in million	31 December 2021 (Reviewed)	30 June 2021 (Audited)	31 December 2020 (Reviewed)
Capital expenditure commitments:
Contracts for capital expenditure	881	373	440
Authorised by the directors but not contracted for	6 181	7 425	2 751
Total capital commitments	7 062	7 798	3 191
This expenditure will be financed from existing resources and, where appropriate, borrowings.
Contingent liabilities
There were no significant changes during the six month period ended 31 December 2021. For detailed disclosure on contingent liabilities refer to Harmony's annual financial statements for the financial year ended 30 June 2021.
19.    RELATED PARTIES
The following directors and prescribed officers owned shares in Harmony:

Number of shares
Name of director/prescribed officer	31 December 2021 (Reviewed)	30 June 2021 (Audited)	31 December 2020 (Reviewed)
P Steenkamp (Executive director) [2]	755 324	746 085	962 397
B Lekubo (Executive director)[2]	10 239	3 581	3 581
HE Mashego (Executive director)[2]	7 348	3 319	3 319
B Nel (Prescribed officer)[2]	220 214	216 175	216 175
V Tobias (Prescribed officer)[1]	n/a	347 462	345 391
M van der Walt (Prescribed officer)[3]	79 918	139 356	139 356
J van Heerden (Prescribed officer)[2]	178 446	166 156	166 156
1    V Tobias resigned effective 14 November 2021.
2    The movement in the balance of shares held for the six month period ended 31 December 2021 is attributable to performance and deferred shares vested and retained.
3    The movement in the balance of shares held for the six month period ended 31 December 2021 is attributable to the sale of 67 436 ordinary shares in the open market, as well as 7 998 performance and deferred shares vested and retained.

On 7 December 2021, Harmony announced the retirement of Ms Fikile De Buck and Dr Simo Lushaba as independent non-executive directors with effect from 7 December 2021.
20.    SEGMENT REPORT
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (CODM) as well as the requirements of IFRS 8, Operating Segments.
As of 1 July 2021, Mine Waste Solutions is disclosed as a separate operating segment based on the requirements of IFRS 8 Operating Segments.
The segment report follows on page 33.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE SIX MONTHS ENDED 31 DECEMBER 2021 (RAND)
21.    RECONCILIATION OF SEGMENT INFORMATION

	Six months ended		Year ended
Figures in million	31 December 2021 (Reviewed)	31 December 2020 (Reviewed) Restated*	30 June 2021 (Audited)
Reconciliation of production profit to gross profit/(loss)
Revenue	21 951	21 588	41 733
– Per segment report	21 510	21 018	40 698
– Other metal sales treated as by-product credits in the segment report	441	570	1 035
Production costs	(16 907)	(14 808)	(29 774)
– Per segment report	(16 466)	(14 238)	(28 739)
– Other metal sales treated as by-product credits in the segment report	(441)	(570)	(1 035)

Production profit per segment report	5 044	6 780	11 959
Impairment of assets	(144)	—	(1 124)
Amortisation and depreciation	(1 810)	(1 876)	(3 875)
Other cost of sales items	(391)	(298)	(716)
Gross profit as per income statement[1]	2 699	4 606	6 244
*    Refer to note 2 for further information on the restatement of financial statement line items. The restated amounts are reviewed but not audited.
1    The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.

	At	At	At
Figures in million	31 December 2021 (Reviewed)	30 June 2021 (Audited)	31 December 2020 (Reviewed) Restated*
Reconciliation of total segment mining assets to consolidated property, plant and equipment
Property, plant and equipment not allocated to a segment
Mining assets (a)	870	757	922
Undeveloped property (b)	4 015	3 989	4 006
Other non-mining assets	452	411	390
Assets under construction (c)	1 786	1 584	1 598
	7 123	6 741	6 916
*    Refer to note 2 for further information on the restatement of financial statement line items. The restated amounts are reviewed but not audited.

(a)    These balances relate to Wafi-Golpu assets and assets that provide services to several CGUs, such as Harmony One Plant.
(b)    Undeveloped properties comprise of the Target North property as well as Wafi-Golpu’s undeveloped properties.
(c)    Assets under construction consist of the Wafi-Golpu assets.
22.    SUBSEQUENT EVENTS
On 5 January 2022, the overland conveyor at Hidden Valley was damaged. This will negatively impact the production for the March 2022 quarter and Harmony has issued revised guidance for both the operation and group for FY22.
On 15 January 2022, the lock-in period expired for the Harmony ESOP Trust (Sisonke Scheme), which was established to provide employees with an ownership interest in Harmony and to empower and create potential wealth for employees. The beneficiaries of the share scheme became unconditionally entitled to the shares at this date. A decision to sell the shares for cash was required by 14 February 2022. Payments and share distributions will be made in due course. As of the date of the sale of the shares, they will no longer be classified as treasury shares. This will impact the weighted average calculation for basic earnings and headline earnings per share as well as diluted basic and diluted headline earnings per share going forward.
On 21 February 2022, Ms Melanie Naidoo-Vermaak and Mr Anton Buthelezi were appointed as Senior Executive: Sustainable Development and Senior Executive: Human Capital respectively and will be classified as prescribed officers going forward.
On 25 February 2022, an interim dividend of 40 SA cents was declared, payable on 11 April 2022.

SEGMENT REPORT (RAND/METRIC)
FOR THE SIX MONTHS ENDED 31 DECEMBER 2021 (REVIEWED)

	Revenue		Production cost		Production profit/(loss)		Segment assets		Capital expenditure#		Kilograms produced*		Tonnes milled*
	31 December		31 December		31 December		31 December		31 December		31 December		31 December
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	R million		R million		R million		R million		R million		kg		t'000
South Africa Underground
Tshepong Operations	3 244	3 099	2 599	2 495	645	604	6 931	6 957	730	464	3 689	3 453	835	733
Moab Khotsong	3 023	3 403	2 093	2 028	930	1 375	4 174	4 377	378	294	3 396	3 725	489	440
Mponeng[1]	2 961	1 746	2 338	1 150	623	596	4 365	4 370	300	218	3 217	1 874	429	228
Bambanani	730	946	624	594	106	352	53	387	25	33	836	1 050	100	117
Joel	638	617	655	572	(17)	45	1 188	1 129	92	88	728	685	223	169
Doornkop	1 646	1 756	1 280	1 098	366	658	3 081	2 938	212	225	1 836	1 940	447	445
Target 1	919	945	891	850	28	95	1 441	1 350	189	183	1 046	1 021	244	280
Kusasalethu	2 058	2 105	1 614	1 601	444	504	1 011	1 163	103	91	2 287	2 305	313	375
Masimong	816	838	756	715	60	123	20	32	23	11	926	994	252	258
Unisel[2]	—	224	—	182	—	42	—	—	—	—	—	247	—	57
Surface
Mine Waste Solutions[1,3]	1 439	728	807	475	632	253	973	1 091	66	34	1 591	812	11 996	5 904
All other surface operations[1,3]	2 478	2 612	1 845	1 608	633	1 004	951	797	93	116	2 803	2 929	10 396	10 068
Total South Africa	19 952	19 019	15 502	13 368	4 450	5 651	24 188	24 591	2 211	1 757	22 355	21 035	25 724	19 074
International
Hidden Valley	1 558	1 999	964	870	594	1 129	4 449	3 091	947	585	1 871	2 148	1 914	1 789
Total international	1 558	1 999	964	870	594	1 129	4 449	3 091	947	585	1 871	2 148	1 914	1 789
Total operations	21 510	21 018	16 466	14 238	5 044	6 780	28 637	27 682	3 158	2 342	24 226	23 183	27 638	20 863
Reconciliation of the segment information to the consolidated income statement and balance sheet (refer to note 21)	441	570	441	570	—	—	7 123	6 916
	21 951	21 588	16 907	14 808	5 044	6 780	35 760	34 598	3 158	2 342	24 226	23 183	27 638	20 863
#    Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu of R11 million (2020: R23 million).
*    Production statistics are unaudited and not reviewed.
1    The Mponeng, Mine Waste Solutions and Kopanang (included in All other surface operations) comparative figures are for a period of three months, from 1 October 2020 to 31 December 2020.
2    The Unisel operation closed in October 2020.
3    The Mine Waste Solutions and All other surface operations line items were disaggregated as a result of Mine Waste Solutions meeting the 10% profit quantitative threshold for a reportable segment. Refer to note 1 for further details.

SEGMENT REPORT (RAND/METRIC) continued
FOR THE SIX MONTHS ENDED 31 DECEMBER 2021 (REVIEWED) continued

	Revenue	Production cost	Production profit/(loss)	Segment assets	Capital expenditure#	Kilograms produced*	Tonnes milled*
	30 June	30 June	30 June	30 June	30 June	30 June	30 June
	2021	2021	2021	2021	2021	2021	2021
	R million	R million	R million	R million	R million	kg	t'000
South Africa Underground
Tshepong Operations	6 214	4 865	1 349	6 541	1 112	7 419	1 558
Moab Khotsong	6 048	3 842	2 206	4 008	633	7 166	903
Mponeng	4 750	2 938	1 812	4 321	493	5 446	683
Bambanani	1 687	1 156	531	327	71	1 992	227
Joel	1 199	1 124	75	1 166	172	1 424	359
Doornkop	3 077	2 140	937	2 994	425	3 670	851
Target 1	1 410	1 667	(257)	1 367	368	1 603	488
Kusasalethu	3 400	2 955	445	1 057	205	3 999	708
Masimong	1 636	1 427	209	26	29	2 012	510
Unisel[1]	224	182	42	—	—	247	57
Surface
Mine Waste Solutions[2]	1 889	1 137	752	1 031	70	2 057	17 665
All other surface operations[2]	5 136	3 587	1 549	890	265	6 031	21 824
Total South Africa	36 670	27 020	9 650	23 728	3 843	43 066	45 833
International
Hidden Valley	4 028	1 719	2 309	3 128	1 260	4 689	3 420
Total international	4 028	1 719	2 309	3 128	1 260	4 689	3 420
Total operations	40 698	28 739	11 959	26 856	5 103	47 755	49 253
Reconciliation of the segment information to the consolidated income statement and balance sheet (refer to note 21)	1 035	1 035	—	6 741
	41 733	29 774	11 959	33 597	5 103	47 755	49 253
#    Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu of R34 million.
*    Production statistics are unaudited and not reviewed.
1    The Unisel operation closed in October 2020.
2    The Mine Waste Solutions and All other surface operations line items were disaggregated as a result of Mine Waste Solutions meeting the 10% profit quantitative threshold for a reportable segment. Refer to note 1 for further details.

CONDENSED CONSOLIDATED INCOME STATEMENT (US$)
(CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED)

	Six months ended		Year ended
Figures in million	31 December 2021	31 December 2020 Restated*	30 June 2021
Revenue	1 461	1 329	2 710
Cost of sales	(1 280)	(1 044)	(2 310)
Production costs	(1 125)	(911)	(1 933)
Amortisation and depreciation	(120)	(115)	(252)
Impairment of assets	(9)	—	(79)
Other items	(26)	(18)	(46)

Gross profit	181	285	400
Corporate, administration and other expenditure	(35)	(33)	(69)
Exploration expenditure	(7)	(5)	(11)
Gains/(losses) on derivatives	(2)	56	66
Foreign exchange translation gain/(loss)	(20)	40	44
Other operating expenses	(4)	(3)	(16)
Operating profit	113	340	414
Gain on bargain purchase	—	18	18
Share of profits from associates	2	4	5
Acquisition-related costs	—	(7)	(8)
Investment income	18	15	21
Finance costs	(22)	(21)	(43)
Profit before taxation	111	349	407
Taxation	(15)	(65)	(81)
Current taxation	(11)	(20)	(35)
Deferred taxation	(4)	(45)	(46)

Net profit for the period	96	284	326
Attributable to:
Non-controlling interest	1	2	2
Owners of the parent	95	282	324
Earnings per ordinary share (cents)
Basic earnings	16	47	54
Diluted earnings	15	46	53
*    Refer to note 2 for further information on the restatement of financial statement line items. The restated Rand amounts are reviewed but not audited.

The currency conversion average rates for the six months ended 31 December 2021: US$1 = R15.03 (31 December 2020: US$1 = R16.25) (30 June 2021 US$1 = R15.40)

Note on convenience translations
The requirements of IAS 21 The Effects of the Changes in Foreign Exchange Rates have not necessarily been applied in the translation of the US Dollar financial statements presented on page 35 to 40.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (US$)
(CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED)

	Six months ended		Year ended
Figures in million	31 December 2021	31 December 2020 Restated*	30 June 2021
Net profit for the period	96	284	326
Other comprehensive income for the period, net of income tax	1	108	211
Items that may be reclassified subsequently to profit or loss:	(1)	107	210
Foreign exchange translation gain/(loss)	47	(69)	(80)
Remeasurement of gold hedging contracts	(48)	176	290

Items that will not be reclassified to profit or loss	2	1	1

Total comprehensive income for the period	97	392	537
Attributable to:
Non-controlling interest	1	2	3
Owners of the parent	96	390	534
*    Refer to note 2 for further information on the restatement of financial statement line items. The restated Rand amounts are reviewed but not audited.

The currency conversion average rates for the six months ended 31 December 2021: US$1 = R15.03 (31 December 2020: US$1 = R16.25) (30 June 2021: US$1 = R15.40)

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (US$)
FOR THE SIX MONTHS ENDED 31 DECEMBER 2021 (CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED)

Figures in million	Share capital	Accumulated loss	Other reserves	Non-controlling interest	Total
Balance – 1 July 2021	2 059	(512)	400	3	1 950
Share-based payments	—	—	6	—	6
Net profit for the period	—	87	—	1	88
Other comprehensive income for the period	—	—	1	—	1
Dividend paid	—	(10)	—	—	(10)
Balance – 31 December 2021	2 059	(435)	407	4	2 035
Balance – 1 July 2020	2 242	(831)	215	—	1 626
Share-based payments	—	—	6	—	6
Net profit for the period as restated*	—	286	—	2	288
Other comprehensive income for the period	—	—	108	1	109
Restated balance – 31 December 2020	2 242	(545)	329	3	2 029
*    Refer to note 2 for further information on the restatement of financial statement line items. The restated Rand amounts are reviewed but not audited.

The currency conversion closing rates for the six months ended 31 December 2021: US$1 = R15.99 (31 December 2020: US$1 = R14.69).

CONDENSED CONSOLIDATED BALANCE SHEET (US$)
(CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED)

	At	At	At
Figures in million	31 December 2021	30 June 2021	31 December 2020 Restated*
ASSETS
Non-current assets
Property, plant and equipment	2 236	2 355	2 356
Intangible assets	22	26	37
Restricted cash and investments	340	367	345
Investments in associates	8	9	10
Deferred tax assets	19	19	33
Other non-current assets	20	23	29
Derivative financial assets	1	23	42
Total non-current assets	2 646	2 822	2 852
Current assets
Inventories	139	178	150
Restricted cash and investments	3	5	5
Trade and other receivables	118	116	101
Derivative financial assets	39	103	49
Cash and cash equivalents	184	198	287
Total current assets	483	600	592
Total assets	3 129	3 422	3 444
EQUITY AND LIABILITIES
Share capital and reserves
Attributable to equity holders of the parent company	2 031	2 183	2 026
Share capital	2 059	2 308	2 242
Other reserves	407	448	329
Accumulated loss	(435)	(573)	(545)
Non-controlling interest	4	4	3
Total equity	2 035	2 187	2 029
Non-current liabilities
Deferred tax liabilities	131	153	140
Provision for environmental rehabilitation	311	327	352
Other provisions	54	65	61
Borrowings	199	208	300
Contingent consideration liability	27	29	38
Other non-current liabilities	16	12	9
Derivative financial liabilities	—	—	8
Streaming contract financial liability	32	49	64
Total non-current liabilities	770	843	972
Current liabilities
Other provisions	11	12	12
Borrowings	23	27	27
Trade and other payables	264	312	267
Derivative financial liabilities	5	13	110
Streaming contract financial liability	21	28	27
Total current liabilities	324	392	443
Total equity and liabilities	3 129	3 422	3 444
*    Refer to note 2 for further information on the restatement of financial statement line items. The restated Rand amounts are reviewed but not audited.

The balance sheet for 31 December 2021 converted at a conversion rate of US$1 = R15.99 (30 June 2021: US$1 = R14.27) (31 December 2020: US$1 = R14.69)

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (US$)
(CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED)

	Six months ended		Year ended
Figures in million	31 December 2021	31 December 2020	30 June 2021
CASH FLOW FROM OPERATING ACTIVITIES
Cash generated by operations	252	374	633
Interest received	5	2	11
Interest paid	(6)	(11)	(15)
Dividends received	3	3	6
Income and mining taxes paid	(10)	(12)	(38)
Cash generated from operating activities	244	356	597
CASH FLOW FROM INVESTING ACTIVITIES
Increase in restricted cash and investments	(1)	(1)	(3)
Decrease in amounts invested in restricted cash and investments	3	2	2
Redemption of preference shares from associates	—	2	2
Acquisition of the Mponeng operations and related assets	—	(200)	(200)
ARM BBEE Trust loan repayment	—	—	17
ARM BBEE Trust loan advanced	—	—	(17)
Capital distributions from investments	—	—	1
Proceeds from disposal of property, plant and equipment	1	—	1
Additions to property, plant and equipment	(211)	(146)	(334)
Cash utilised by investing activities	(208)	(343)	(531)
CASH FLOW FROM FINANCING ACTIVITIES
Borrowings repaid	(13)	(131)	(227)
Dividends paid	(12)	—	(44)
Lease payments	(5)	(2)	(8)
Cash generated from financing activities	(30)	(133)	(279)
Foreign currency translation adjustments	(20)	40	44
Net increase/decrease in cash and cash equivalents	(14)	(80)	(169)
Cash and cash equivalents – beginning of period	198	367	367
Cash and cash equivalents – end of period	184	287	198
The currency conversion average rates for the six months ended 31 December 2021: US$1 = R15.03 (31 December 2020: US$1 = R16.25) (30 June 2021: US$1 = R15.40). The closing balance translated at closing rate of 31 December 2021: US$1 = R15.99 (30 June 2021: US$1 = R14.27) (31 December 2020: US$1: = R14.69).

SEGMENT REPORT (US$/IMPERIAL)
FOR THE SIX MONTHS ENDED 31 DECEMBER 2021 (CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED)

	Revenue		Production cost		Production profit/(loss)		Segment assets		Capital expenditure#		Ounces produced		Tons milled
	31 December		31 December		31 December		31 December		31 December		31 December		31 December
	2021	2020	2021	2020	2021		2021	2020	2021	2020	2021	2020	2021	2020
	US$ million		US$ million		US$ million		US$ million		US$ million		oz		t'000
South Africa Underground
Tshepong Operations	216	191	173	154	43	37	433	474	49	29	118 604	111 016	921	808
Moab Khotsong	201	209	139	124	62	85	261	298	25	18	109 184	119 761	540	485
Mponeng[1]	197	107	156	66	41	41	273	298	20	13	103 428	60 250	473	251
Bambanani	49	58	42	37	7	21	3	26	2	2	26 878	33 758	110	129
Joel	42	38	44	35	(2)	3	74	77	6	5	23 405	22 023	246	187
Doornkop	110	108	85	68	25	40	193	200	14	14	59 028	62 372	492	491
Target 1	61	58	59	52	2	6	90	92	13	11	33 630	32 825	269	308
Kusasalethu	137	130	107	99	30	31	63	79	7	6	73 529	74 107	345	413
Masimong	54	52	50	44	4	8	1	2	2	1	29 771	31 958	278	285
Unisel[2]	—	14	—	11	—	3	—	—	—	—	—	7 941	—	63
Surface
Mine Waste Solutions[1,3]	96	45	54	29	42	16	61	74	4	2	51 152	26 106	13 228	6 510
All other surface operations[1,3]	164	161	123	103	41	58	60	55	5	7	90 117	94 170	11 463	11 104
Total South Africa	1 327	1 171	1 032	822	295	349	1 512	1 675	147	108	718 726	676 287	28 365	21 034
International
Hidden Valley	104	123	64	54	40	69	278	210	63	36	60 153	69 060	2 111	1 973
Total international	104	123	64	54	40	69	278	210	63	36	60 153	69 060	2 111	1 973
Total operations	1 431	1 294	1 096	876	335	418	1 790	1 885	210	144	778 879	745 347	30 476	23 007
#    Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu of US$1 million (2020: US$1 million).
1    The Mponeng, Mine Waste Solutions and Kopanang (included in All other surface operations) comparative figures are for a period of three months, from 1 October 2020 to 31 December 2020.
2    The Unisel operation closed in October 2020.
3    The Mine Waste Solutions and All other surface operations line items were disaggregated as a result of Mine Waste Solutions meeting the 10% profit quantitative threshold for a reportable segment. Refer to note 1 for further details.

SEGMENT REPORT (US$/IMPERIAL) continued
FOR THE SIX MONTHS ENDED 31 DECEMBER 2021 (CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED) continued

	Revenue	Production cost	Production profit/(loss)	Segment assets	Capital expenditure#	Ounces produced*	Tons milled*
	30 June	30 June	30 June	30 June	30 June	30 June	30 June
	2021	2021	2021	2021	2021	2021	2021
	US$ million	US$ million	US$ million	US$ million	US$ million	oz	t'000
South Africa Underground
Tshepong Operations	403	316	87	458	72	238 526	1 718
Moab Khotsong	393	249	144	281	41	230 391	995
Mponeng	308	191	117	303	32	175 092	753
Bambanani	110	75	35	23	5	64 044	250
Joel	78	73	5	82	11	45 783	396
Doornkop	200	139	61	210	28	117 993	938
Target 1	92	108	(16)	96	24	51 536	537
Kusasalethu	221	192	29	74	13	128 570	780
Masimong	106	93	13	2	2	64 687	563
Unisel[1]	15	12	3	—	—	7 941	63
Surface
Mine Waste Solutions[2]	123	74	49	72	5	66 133	19 479
All other surface operations[2]	333	232	101	62	16	193 901	24 068
Total South Africa	2 382	1 754	628	1 663	249	1 384 597	50 540
International
Hidden Valley	262	112	150	219	82	150 755	3 772
Total international	262	112	150	219	82	150 755	3 772
Total operations	2 644	1 866	778	1 882	331	1 535 352	54 312
#    Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu of US$2 million.
*    Production statistics are unaudited and not reviewed.
1    The Unisel operation closed in October 2020.
2    The Mine Waste Solutions and All other surface operations line items were disaggregated as a result of Mine Waste Solutions meeting the 10% profit quantitative threshold for a reportable segment. Refer to note 1 for further details.

DEVELOPMENT RESULTS
FOR THE SIX MONTHS ENDED 31 DECEMBER 2021
METRIC

			CHANNEL
	Reef	Sampled	Width	Value	Gold
	meters	meters	(cm's)	(g/t)	(cmg/t)
Tshepong
Basal	554	560	7.20	111.36	802
B Reef	174	130	165.22	6.65	1 099
All Reefs	728	690	36.97	23.20	858
Phakisa
Basal	512	504	36.95	35.76	1 322
All Reefs	512	504	36.95	35.76	1 322
Doornkop
South Reef	556	480	66.44	12.62	838
All Reefs	556	480	66.44	12.62	838
Kusasalethu
VCR Reef	321	306	63.03	11.06	697
All Reefs	321	306	63.03	11.06	697
Target 1
Elsburg/Dryerskuil
All Reefs
Masimong 5
Basal	441	302	108.31	12.55	1 359
B Reef	341	483	105.11	15.92	1 673
All Reefs	782	785	106.34	14.60	1 553
Joel
Beatrix	614	546	144.40	6.87	992
All Reefs	614	546	144.40	6.87	992
Moab Khotsong
VRF	683	552	120.24	19.91	2 394
C Reef	15
All Reefs	698	552	120.24	19.91	2 394

			CHANNEL
	Reef	Sampled	Width	Value	Gold
	meters	meters	(cm's)	(g/t)	(cmg/t)
Mponeng
VCR	722	626	70.24	31.33	2 200
Carbon Leader	64	74	11.27	107.69	1 214
All Reefs	786	700	64.01	32.75	2 096
Total Harmony
Basal	1 507	1 366	40.53	27.55	1 117
Beatrix	614	546	144.40	6.87	992
B Reef	514	613	117.85	13.16	1 551
Elsburg / Dryerskuil
VRF	683	552	120.24	19.91	2 394
South Reef	556	480	66.44	12.62	838
VCR	1 044	932	67.87	25.15	1 707
Carbon Leader	64	74	11.27	107.69	1 214
C Reef	15
All Reefs	4 997	4 563	80.82	17.41	1 408
Rounding of numbers may result in slight computational discrepancies.

DEVELOPMENT RESULTS continued
FOR THE SIX MONTHS ENDED 31 DECEMBER 2021
IMPERIAL

			CHANNEL
	Reef	Sampled	Width	Value	Gold
	feet	feet	(inch)	(oz/t)	(in.oz/t)
Tshepong
Basal	1 818	1 837	3.00	3.07	9
B Reef	569	427	65.00	0.19	13
All Reefs	2 387	2 264	15.00	0.66	10
Phakisa
Basal	1 680	1 654	15.00	1.01	15
All Reefs	1 680	1 654	15.00	1.01	15
Doornkop
South Reef	1 824	1 575	26.00	0.37	10
All Reefs	1 824	1 575	26.00	0.37	10
Kusasalethu
VCR Reef	1 054	1 004	25.00	0.32	8
All Reefs	1 054	1 004	25.00	0.32	8
Target 1
Elsburg/Dryerskuil
All Reefs
Masimong 5
Basal	1 445	991	43.00	0.36	16
B Reef	1 118	1 585	41.00	0.47	19
All Reefs	2 563	2 576	42.00	0.42	18
Joel
Beatrix	2 014	1 791	57.00	0.20	11
All Reefs	2 014	1 791	57.00	0.20	11
Moab Khotsong
VRF	2 240	1 811	47.00	0.58	27
C Reef	49
All Reefs	2 289	1 811	47.00	0.58	27

			CHANNEL
	Reef	Sampled	Width	Value	Gold
	feet	feet	(inch)	(oz/t)	(in.oz/t)
Mponeng
VCR	2 370	2 054	28.00	0.90	25
Carbon Leader	211	243	4.00	3.49	14
All Reefs	2 581	2 297	25.00	0.96	24
Total Harmony
Basal	4 943	4 482	16.00	0.80	13
Beatrix	2 014	1 791	57.00	0.20	11
B Reef	1 688	2 011	46.00	0.39	18
Elsburg / Dryerskuil
VRF	2 240	1 811	47.00	0.58	27
South Reef	1 824	1 575	26.00	0.37	10
VCR	3 424	3 058	27.00	0.73	20
Carbon Leader	211	243	4.00	3.49	14
C Reef	49
All Reefs	16 393	14 971	32.00	0.51	16
Rounding of numbers may result in slight computational discrepancies.

COMPETENT PERSON'S DECLARATION
Harmony Gold Mining Company Limited’s statement of mineral resources and mineral reserves as at 30 June 2021 is produced in accordance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (SAMREC). It should be noted that the mineral resources are reported inclusive of the mineral reserves.
In South Africa, Harmony employs an ore reserve manager at each of its operations who takes responsibility as competent person for the compilation and reporting of mineral resources and mineral reserves at their operations. In Papua New Guinea, competent persons are appointed for the mineral resources and mineral reserves for specific projects and operations.
The mineral resources and mineral reserves in this report are based on information compiled by the following competent persons:
Mineral resources and mineral reserves of South Africa:
Jaco Boshoff, BSc (Hons), MSc, MBA, Pr.Sci.Nat, MSAIMM, MGSSA, who has 26 years’ relevant experience and is registered with the South African Council for Natural Scientific Professions (SACNASP), a member of the South African Institute of Mining and Metallurgy (SAIMM) and a member of the Geological Society of South Africa (GSSA).
Mr Boshoff is Harmony's Lead Competent Person.

Jaco Boshoff
Physical address:	Postal address:
Randfontein Office Park Corner of Main Reef Road and Ward Avenue Randfontein South Africa	PO Box 2 Randfontein 1760 South Africa
Mineral resources and mineral reserves of Papua New Guinea:
Gregory Job, BSc, MSc, who has 32 years’ relevant experience and is a member of the Australian Institute of Mining and Metallurgy (AusIMM).

Greg Job
Physical address:	Postal address:
Level 2, 189 Coronation Drive Milton, Queensland 4064 Australia	PO Box 1562 Milton, Queensland 4064 Australia
Both these competent persons, who are full-time employees of Harmony, consent to the inclusion in the report of the matters based on the information in the form and context in which it appears.

DIRECTORATE AND ADMINISTRATION

HARMONY GOLD MINING COMPANY LIMITED
Harmony Gold Mining Company Limited was incorporated and registered as a public company in South Africa on 25 August 1950 Registration number: 1950/038232/06
CORPORATE OFFICE
Randfontein Office Park PO Box 2, Randfontein, 1760, South Africa Corner Main Reef Road and Ward Avenue Randfontein, 1759, South Africa Telephone: +27 11 411 2000 Website: www.harmony.co.za
DIRECTORS
Dr PT Motsepe* (chairman), JM Motloba* (deputy chairman), Dr M Msimang*^ (lead independent director), PW Steenkamp (chief executive officer),
BP Lekubo (financial director), HE Mashego (executive director)
JA Chissano*^#, KT Nondumo*^, VP Pillay*^, GR Sibiya*^, P Turner*^, JL Wetton*^, AJ Wilkens*
* Non-executive
^ Independent
# Mozambican

INVESTOR RELATIONS
E-mail: HarmonyIR@harmony.co.za Telephone: +27 11 411 6073 or +27 82 746 4120
COMPANY SECRETARIAT
E-mail: companysecretariat@harmony.co.za Telephone: +27 11 411 2359
TRANSFER SECRETARIES
JSE Investor Services (Proprietary) Limited
(Registration number 2000/007239/07)
19 Ameshoff Street, 13th Floor, Hollard House, Braamfontein
PO Box 4844, Johannesburg, 2000, South Africa
Telephone: +27 86 154 6572
E-mail: info@jseinvestorservices.co.za
Fax: +27 86 674 4381

ADR* DEPOSITARY
Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company
Operations Centre, 6201 15th Avenue, Brooklyn,
NY 11219, United States
E-mail queries: db@astfinancial.com
Toll free (within the US): +1 886 249 2593
Int: +1 718 921 8137
Fax: +1 718 921 8334
*ADR: American Depositary Receipts

SPONSOR
JP Morgan Equities South Africa (Proprietary) Limited 1 Fricker Road, corner Hurlingham Road, Illovo, Johannesburg, 2196 Private Bag X9936, Sandton, 2146 Telephone: +27 11 507 0300 Fax: +27 11 507 0503
TRADING SYMBOLS
ISIN: ZAE 000015228

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: February 28, 2022	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director